UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

BANCO SANTANDER (BRASIL) S.A.

(Name of Subject Company)

BANCO SANTANDER (BRASIL) S.A.

(Name of Person Filing Statement)

Common Share, without par value

Preferred Share, without par value

Unit (each of which represents one Common Share and one Preferred Share)

American Depositary Share (each of which represents one Unit)

(Title of Class of Securities)

BRBMBRACNOR0 (Common Shares)

BRBMBRACNPR7 (Preferred Shares)

BRSANBCDAM13 (Units Representing Common Shares and Preferred Shares)

(ISIN of Class of Securities)

05967A107 (American Depositary Shares Representing Units)

(CUSIP Number of Class of Securities)

Jesús Maria Zabalza Lotina

Chief Executive Officer

Avenida Presidente Juscelino Kubitschek, 2,041 and 2,235 – Bloco A

04543-011, São Paulo, SP

Federative Republic of Brazil

Telephone:  (55) 11-5538-6000

Copies to:

Mauro Guizeline Tozzini Freire Advogados Rua Borges Lagoa, 1328 04038-904 São Paulo – SP Federative Republic of Brazil Telephone: (55) 11-5086-5346	Andrew B. Jánszky Milbank, Tweed, Hadley & McCloy LLP Rua Colômbia, 325 01438-000 São Paulo – SP Federative Republic of Brazil Telephone: (55) 11-3927-7701

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.  Subject Company Information.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) relates is Banco Santander (Brasil) S.A., a sociedade anônima de capital aberto organized under the laws of Brazil (“Santander Brasil”).  The principal executive offices of Santander Brasil are located at Avenida Presidente Juscelino Kubitschek, 2,041 and 2,235 – Bloco A, 04543-011, São Paulo, SP, Brazil.  The telephone number of Santander Brasil’s principal executive offices is (55) 11-5538-6000.

Securities.

The class of equity securities to which this Statement relates is Santander Brasil’s preferred shares (“Santander Brasil preferred shares”), Santander Brasil’s common shares (“Santander Brasil common shares,” and together with Santander Brasil preferred shares, “Santander Brasil shares”), Santander Brasil’s units, each representing one Santander Brasil preferred share and one Santander Brasil common share (“Santander Brasil units”) and Santander Brasil’s American Depositary Shares, each representing one Santander Brasil unit (“Santander Brasil ADSs,” and together with Santander preferred shares, Santander Brasil common shares and Santander Brasil units, “Santander Brasil securities”).

As of October 1, 2014, there were issued and outstanding 3,730,990,657 Santander Brasil preferred shares, 3,869,849,668 Santander Brasil common shares and 1,496,983,190 Santander Brasil units, including 1,210,836,705 Santander Brasil units in the form of Santander Brasil ADSs.

Item 2.  Identity and Background of Filing Person.

Name and Address.

The filing person is Santander Brasil, which is the subject company to which this Statement relates.  Santander Brasil’s name, business address and business telephone number are set forth in Item 1 above.

Exchange Offers.

This Statement relates to the exchange offers made in the United States by Banco Santander, S.A. (“Santander Spain”), a company organized under the laws of the Kingdom of Spain (the “U.S. exchange offer”) pursuant to an offer to exchange/prospectus (the “offer to exchange/prospectus”) and made in Brazil (the “Brazilian exchange offer” and together with the U.S. exchange offer, the “exchange offers”), pursuant to other offering documents published in Brazil and made available to all holders of Santander Brasil shares and Santander Brasil units, to acquire all of the issued and outstanding Santander Brasil shares and Santander Brasil units and, in the case of the U.S. exchange offer only, the Santander Brasil ADSs (in each case other than any Santander Brasil securities owned directly or indirectly by Santander Spain), in exchange for 0.35 of a Santander Spain ordinary share for each Santander Brasil share and 0.70 of a Santander Spain ordinary share for each Santander Brasil unit or Santander Brasil ADS, subject to adjustment to reflect the Santander Spain scrip dividend, described below.  The U.S. exchange offer is available to all holders of Santander Brasil ADSs and to U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended) of Santander Brasil units and Santander Brasil shares.

Santander Spain is Santander Brasil’s controlling shareholder.  As of the date of this Statement, Santander Spain owns 74.66% of Santander Brasil’s total capital stock.

Pursuant to the exchange offers, each tendered Santander Brasil share will be exchanged for 0.35 of a newly issued Santander Spain ordinary share and each tendered Santander Brasil unit or Santander Brasil ADS will be exchanged for 0.70 of a newly issued Santander Spain ordinary share, subject to adjustment to reflect the Santander Spain scrip dividend, described below.  Santander Spain will deliver Santander Spain ordinary shares to holders of Santander Brasil shares, Santander Brasil units and Santander Brasil ADSs tendered into, and not withdrawn from, the U.S. exchange offer through JPMorgan Chase Bank, N.A., acting as the U.S. exchange agent for the U.S. exchange offer (“U.S. exchange agent”), in the form of American Depositary Shares representing Santander Spain ordinary shares, each representing one Santander Spain ordinary share (“Santander Spain ADSs”).  Santander Spain will also deliver Santander Spain ordinary shares to holders (U.S. or non-U.S.) of Santander Brasil shares and Santander Brasil units tendered into, and not withdrawn from, the Brazilian exchange offer through the auction to be held on the São Paulo Stock Exchange  (BM&FBOVESPA  - Bolsa de Valores, Mercadorias e Futuros) (“Bovespa”) in the form of Brazilian Depositary Shares, representing one Santander Spain ordinary share (“Santander Spain BDSs” and together with the Santander Spain ADSs, “Santander Spain securities”).

Santander Spain discloses in the offer to exchange/prospectus that it expects, consistent with prior practice, that Santander Brasil will declare a dividend with a record date that will allow for all tendering holders of Santander Brasil securities to receive the dividend before the conclusion of the exchange offers. Santander Brasil declared a dividend on September 24, 2014 with a record date of September 25, 2014 for shareholders in Brazil and of October 6, 2014 for shareholders in the United States.  Santander Spain also discloses that it will declare a scrip dividend on Santander Spain ordinary shares under its “Santander Dividendo Elección” program (scrip dividend scheme) with a record date of October 17, 2014.  Santander Spain intends that holders of Santander Brasil securities that tender into the exchange offers receive the value of the Santander Spain scrip dividend. Accordingly, after the Santander Spain scrip dividend has been declared, Santander Spain will amend the exchange offers to increase the exchange ratio to reflect the value of the Santander Spain scrip dividend in an amount determined by Santander Spain. Santander Spain discloses in the offer to exchange/prospectus that if Santander Brasil declares any dividend in addition to its customary September dividend that would be payable to tendering holders, Santander Spain will amend the exchange offers to decrease the exchange ratio by the amount of such dividend. However, Santander Spain discloses in the offer to exchange/prospectus that as it does not expect Santander Brasil to declare any such additional dividend, a decrease of the exchange ratio is not likely to occur.  In the case of any amendment to the U.S. exchange offer to adjust the exchange ratio, Santander Spain discloses that it will announce the new exchange ratio and, if required pursuant to SEC rules, extend the expiration time and expiration date in accordance with these rules.

After completion of the Brazilian exchange offer, outstanding Santander Brasil shares and Santander Brasil units will continue to trade on Bovespa.  However, Santander Brasil will be moved from the special listing segment of Bovespa known as Corporate Governance Level 2 (the “Level 2 Segment”) to the traditional segment of Bovespa (the “Traditional Segment”).  Companies listed on the Level 2 Segment are required to have a public float of at least 25% of their total capital and, in addition to the obligations imposed by Brazilian corporation law on companies not listed on any of Bovespa’s special segments, are subject to, among other things, the following requirements (which are known as cláusulas mínimas estatutárias (minimum requirements) and must be reflected in the companies’ constituent documents):  (i) in the event of a direct or indirect change of control through a transaction or a series of related transactions, the acquiror is required to make a public offer to acquire the shares of the minority shareholders for the same consideration, on a per share basis, offered in connection with the acquisition of the controlling block; (ii) grant voting rights to the holders of preferred shares in connection with (a) the implementation of certain corporate actions, including conversions, mergers and spin-offs; (b) the execution of agreements with controlling shareholders and related parties; and (c) the valuation of in-kind capital contributions; (iii) have a board of directors consisting of at least five members, of which at least 20% must be independent; (iv) limit the term of the members of the board of directors to no more than two years; (v) separate the roles of chairman of the board of directors and chief executive officer; (vi) in the event of a tender offer, have the board of directors express an opinion in favor or against acceptance of the tender offer, and (vii) submit to the jurisdiction of Bovespa’s Market Arbitration Chamber for the resolution of any disputes between the company and its investors.  After completion of the Brazilian exchange offer, Santander Brasil will no longer be subject to these obligations.  Santander Spain states in the offer to exchange/prospectus that it does not currently have any plans to alter the existing corporate governance practices that apply to Santander Brasil’s board of directors or to modify the minimum requirements.  Santander Spain also states in the offer to exchange/prospectus that the move from the Level 2 Segment to the Traditional Segment may negatively affect the liquidity of the Santander Brasil shares and the Santander Brasil units.

In addition, the New York Stock Exchange (“NYSE”) has certain listing standards which, if not satisfied, may require delisting.  According to the NYSE’s published guidelines, the NYSE would consider delisting the Santander Brasil ADSs if, among other things, (i) the total number of holders of Santander Brasil ADSs fell below 400, (ii) the total number of holders of Santander Brasil ADSs fell below 1,200 and the average monthly trading volume for Santander Brasil ADSs is less than 100,000 for the most recent 12 months or (iii) the number of publicly-held Santander Brasil ADSs (exclusive of holdings of officers and directors of Santander Brasil and their immediate families and other concentrated holdings of 10% or more) fell below 600,000.  As of July 31, 2014, there were 26,615 beneficial holders of 611,476,047 Santander Brasil ADSs, of which approximately 415,014,277 Santander Brasil ADSs were publicly-held under the NYSE definition.  Therefore, as of that date, the NYSE would consider delisting the Santander Brasil ADSs if (i) at least 98.49% of holders tendered all of their Santander Brasil ADSs into the U.S. exchange offer, (ii) at least 95.49% of holders tendered all of their Santander Brasil ADSs into the U.S. exchange offer and the average monthly trading volume for Santander Brasil ADSs fell below 100,000 shares for the previous 12 months or (iii) at least 99.85% of publicly-held Santander Brasil ADSs were tendered into the U.S. exchange offer.  Santander Spain states in the offer to exchange/prospectus that, although Santander Spain currently does not intend to request delisting of the Santander Brasil ADS, Santander Spain may request the delisting at some time in the future, even if the listing standards continue to be satisfied.  In addition, Santander Spain states in the offer to exchange/prospectus that absent delisting, Santander Brasil ADSs will continue to be traded on the NYSE after the U.S. exchange offer, but that the liquidity of the Santander Brasil ADSs may be negatively affected.

The U.S. exchange offer is made upon the terms and subject to the conditions set forth in the offer to exchange/prospectus and the related letters of transmittal, which form a part of the Registration Statement on Form F-4 (File No. 333-196807), as amended, filed with the Securities and Exchange Commission (the “SEC”) by Santander Spain, and are incorporated by reference herein.  The foregoing description of the U.S. exchange offer is only a summary and is qualified in its entirety by reference to the offer to exchange/prospectus and the related letters of transmittal.

The offer to exchange/prospectus and the related letters of transmittal contain important information that you should read before making any decision in connection with the U.S. exchange offer.

The principal executive offices of Santander Spain are located at Avenida de Cantabria, s/n, Edificio Pereda, 1a planta, 28,660, Boadilla del Monte, Madrid, Spain and the telephone number at that location is (34) 91 259 6514.

Santander Brasil has made information relating to the exchange offers available on its website at www.santander.com.br.  The information on Santander Brasil’s website is not a part of this Statement and is not incorporated by reference herein.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

Santander Spain and Santander Brasil have not entered into an exchange offer agreement or any other similar  agreements related to the exchange offers.

Santander Spain and its consolidated subsidiaries (excluding Santander Brasil) (the “Santander Group”) currently engage in, and expect from time to time to engage in, financial and commercial transactions with Santander Brasil and its subsidiaries and affiliates.  Santander Brasil has credit lines outstanding with the Santander Group and its affiliated financial institutions around the world.  As of December 31, 2013, borrowings and deposits from the Santander Group represented approximately 2.0% of Santander Brasil’s total funding.  In addition, from time to time, Santander Brasil enters into transactions with the Santander Group and other related parties for the provision of advisory and advertising services.  These transactions are concluded at arm’s length, based on terms that would have been applied for transactions with third parties.  The transactions and remuneration of services between the Santander Group and Santander Brasil are made in the ordinary course of business on an arms’ length basis under similar conditions (including interest rates, terms and guarantees) as, and involve no greater risk than transactions with unrelated parties carried out in the ordinary course of business.  For further information on these transactions, see “The Exchange Offer—Certain Relationships between Santander Spain and Santander Brasil” section of the offer to exchange/prospectus, incorporated by reference herein.

Certain of the executive officers and directors of Santander Brasil have served or are serving as officers or directors of Santander Spain or their affiliates.

Except as set forth in or incorporated by reference into this Statement, there is no material agreement, arrangement or understanding or any actual or potential conflict of interest between Santander Brasil or its affiliates and:  (i) any of its executive officers, directors or affiliates; or (ii) Santander Spain or any of its executive officers, directors or affiliates.

Item 4.  The Solicitation or Recommendation.

Recommendation of the Board of Directors of Santander Brasil.

The board of directors of Santander Brasil is required by Brazilian regulations to recommend in favor or against the acceptance of the exchange offers and may not remain neutral.  At a meeting held on October 2, 2014, attended by all of the members of the board of directors of Santander Brasil, the board, with the abstention of Messrs. José Antonio Alvarez Alvarez and José Manuel Tejon Borrajo, determined that it is in favor of the acceptance of the exchange offers.  As a result, the board recommended that holders of Santander Brasil securities accept the exchange offers.  At that meeting, the board of directors of Santander Brasil also informed the holders of Santander Brasil securities that the decision to tender their securities is ultimately at their discretion.  A free translation to English of the minutes of the meeting of the board of directors of Santander Brasil is included as Exhibit (a)(5)(A) to this Statement.

Background for the Recommendation of the Board of Directors of Santander Brasil.

Santander Brasil is a Brazilian company and Brazilian law governs the duties and obligations of Santander Brasil’s board of directors.  A majority of the members of the board of directors are representatives of Santander Spain in Brazil.

Pursuant to the Level 2 Listing Regulation of Corporate Governance of Bovespa (“Level 2 Listing Regulation”), within 15 calendar days of the publication of the exchange offer notice required in connection with the exchange offers, the board of directors of Santander Brasil is required to prepare and disclose an opinion in Brazil on (i) the convenience and opportunity of the exchange offers vis-à-vis the interests of the shareholders of Santander Brasil and the liquidity of their securities; (ii) the impact of the exchange offers on the interests of Santander Brasil; (iii) the announced strategic plans of the offeror in connection with Santander Brasil; and (iv) any other matters deemed relevant by the board of directors.  In addition, pursuant to the Level 2 Listing Regulation, the board of directors must recommend in favor or against the acceptance of the exchange offers, advising the shareholders that the decision on whether to tender or not their securities is ultimately a decision to be taken in their discretion.

On April 9, 2014, Javier Marín, the chief executive officer of Santander Spain, informed Jesús Maria Zabalza Lotina, the vice-chairman of Santander Brasil’s board of directors, that Santander Spain was considering making an offer to acquire the equity securities of Santander Brasil that it did not directly or indirectly own, in exchange for Santander Spain ordinary shares, at a premium of between 15% and 20%. Mr. Marín emphasized the confidential nature of the potential offer and indicated to Mr. Zabalza that as Santander Spain’s board of directors had not yet approved such a transaction there could be no assurance that Santander Spain would proceed with a formal offer.

On April 24, 2014, at the request of Santander Spain, Mr. Zabalza communicated to Mr. Guido Mantega, Brazil’s Minister of Economy (Ministro da Fazenda), Mr. Alexandre Tombini, the president of the Brazilian Central Bank (Banco Central de Brasil) and Mr. Anthero Meirelles, the vice-governor of the Brazilian Central Bank, that Santander Spain was considering making the proposed exchange offer.  Mr. Carlos López Galán, the chief financial officer and head of investor relations of Santander Brasil, also participated in a conference call with Brazilian Central Bank representatives.

On April 28, 2014, Mr. Zabalza and Marco Antonio de Araujo Filho, then Vice President of Corporate Affairs of Santander Brasil, communicated to Mr. Leonardo P. Gomes Pereira, president of the CVM, and Mr. Edemir Pinto, president of Bovespa, that Santander Spain was considering making the proposed exchange offer.

On the morning of April 29, 2014, Santander Spain publicly announced the exchange offers.  Following the announcement, Santander Spain sent a letter to Mr. Celso Clemente Giacometti, the chairman of Santander Brasil’s board of directors, communicating the approval of the exchange offers by Santander Spain’s board of directors and the terms thereof, and including a copy of its public announcement.  The full text of the letter, dated April 29, 2014, is included as Exhibit (a)(5)(B) to this Statement.

Promptly after the public announcements on April 29, 2014, the board of directors of Santander Brasil created a committee called the Special Independent Committee (“Committee”).  The Committee is comprised of five members of the board of directors of Santander Brasil.  Four of the members are independent members:  Mr. Celso Clemente Giacometti, the chairman of the board of directors of Santander Brasil, Mrs. Marília Artimonte Rocca, Mrs. Viviane Senna Lalli and Mr. Álvaro Antônio Cardoso de Souza.  The fifth member of the Committee is Mr. Jesús María Zabalza Lotina, the vice-chairman of the board of directors of Santander Brasil, who is also the chief executive officer of Santander Brasil and a former executive officer of Santander Spain.  The creation of such a committee is not required by Brazilian law.

The Committee was charged by the board of directors of Santander Brasil with (i) advising the board of directors of Santander Brasil on the evaluation of the exchange offers as required by the Level 2 Listing Regulation, specifically (a) the convenience and opportunity of the exchange offers in light of the interests of the holders of Santander Brasil securities and the effect on the liquidity of Santander Brasil securities, (b) the impact of the exchange offers on the interests of Santander Brasil as a company, (c) the announced strategic plans of Santander Spain for Santander Brasil after the completion of the exchange offers, and (d) any other matters deemed relevant by the Committee; and (ii) advising the board of directors of Santander Brasil regarding three specialized third-party firms for the preparation of a valuation report required by Brazilian securities laws and regulations, as described below, based on the economic value of Santander Brasil and Santander Spain, contemplated by the Level 2 Listing Regulation.  The list of the three specialized third-party firms was presented by the board of directors of Santander Brasil to the minority shareholders of Santander Brasil in order for the minority shareholders to elect one of the specialized firms at shareholders’ meeting.

The Committee was also given the power to recommend to the board of directors of Santander Brasil financial advisors to render a fairness opinion and a liquidity analysis, and to retain legal advisors and any other advisors it deemed appropriate to carry out its responsibilities.  In the view of the board of directors of Santander Brasil, a fairness opinion from an independent financial advisor was instrumental for the board to render an opinion on the convenience and opportunity of the exchange offers in light of the interests of the holders of Santander Brasil securities.  In addition, to assist the board of directors of Santander Brasil in the preparation of its opinion related to the convenience and opportunity of the exchange offers in light of the liquidity of the Santander Brasil securities, the board also deemed it necessary to request a liquidity analysis from an independent financial advisor.

Banco BTG Pactual S.A. (“BTG Pactual”) was selected by the board of directors of Santander Brasil to assist the Committee and the board of directors of Santander Brasil in performing their responsibilities and to render to the board of directors of Santander Brasil a fairness opinion and a liquidity analysis related to the liquidity of Santander Brasil securities after the completion of the exchange offers.  Pursuant to a letter dated July 25, 2014, BTG Pactual was engaged to act as financial advisor to the board of directors of Santander Brasil in connection with the exchange offers. The board of directors of Santander Brasil requested that BTG Pactual provide its opinion as to the fairness, from a financial point of view, to the shareholders of Santander Brasil of the exchange ratios proposed by Santander Spain. In addition, pursuant to a separate letter, dated July 24, 2014, the board of directors of Santander Brasil requested that BTG Pactual provide an analysis of the potential effect of the exchange offers on the liquidity of the Santander Brasil units, determined by reference to daily trading volume on the Bovespa.  The members of the Committee met with representatives of BTG Pactual before and after the preparation of the fairness opinion and the liquidity analysis by BTG Pactual to discuss the assumptions, analyses and conclusions of BTG Pactual.

In addition, with the advice and help of Santander Brasil’s General Counsel, the Committee requested the engagement of Brazilian and U.S. legal counsel, separate from the Brazilian and U.S. legal counsel representing Santander Brasil, to assist the Committee with respect to the responsibilities of the Committee and the legal aspects of the processes involved in the exchange offers.

Pursuant to Brazilian law, a tender offer made to delist its shares from the Level 2 Segment of the Bovespa may only commence if the consideration per share offered by the controlling shareholder or the target company itself (in a self-tender offer) to the shareholders of the target company is at least equal to the fair value (valor econômico) per share of the target company as determined by a valuation report, called a “laudo.” The preparation of the valuation report is subject to various requirements under Brazilian securities laws and regulations.  The valuation report must be prepared by one of three specialized third-party firms recommended by the board of directors of the target company to its minority shareholders (i.e., holders of outstanding shares that are not owned by the controlling shareholder, any of its related persons (pessoas vinculadas) or any of their directors or executive officers) and selected by the minority shareholders at a shareholders’ meeting convened for this purpose. However, although not expressly provided for in Brazilian securities laws and regulations, a valuation report prepared by a specialized third-party firm engaged by the controlling shareholder and approved by the minority shareholders at such shareholders’ meeting may be used in the context of a tender offer.

Goldman Sachs do Brasil Banco Múltiplo S.A. (“Goldman Sachs”), which had been retained by Santander Spain before the public announcement of the exchange offers to prepare a valuation report contemplated by Brazilian securities laws and regulations to determine the range of exchange ratios of Santander Spain BDSs for each Santander Brasil share and each Santander Brasil unit, delivered on April 30, 2014 its valuation report to Santander Spain.  On May 6, 2014, at the request of Santander Spain, Goldman Sachs delivered its valuation report to Santander Brasil.  Santander Brasil subsequently publicly disclosed the Goldman Sachs valuation report.

At a duly-called shareholders’ meeting held on June 9, 2014 (at which the requisite quorum of minority shares was present), the minority shareholders of Santander Brasil were presented with the choice to either (i) select the Goldman Sachs valuation report or (ii) select one of the three valuation report providers recommended by the board of directors of Santander Brasil to prepare a valuation report.  The minority shareholders of Santander Brasil selected N M Rothschild & Sons (Brasil) Ltda.  (“Rothschild”) to provide the valuation report to be used in connection with the exchange offers.

On June 13, 2014, Rothschild delivered its valuation report, dated June 10, 2014, to Santander Brasil, and Santander Brasil subsequently publicly disclosed the Rothschild valuation report.  Pursuant to Brazilian securities laws and regulations, the Rothschild valuation report was submitted to the Brazilian securities commission (Comissão de Valores Mobiliários) (“CVM”) and Bovespa.  Based on comments made by the CVM and Bovespa to the Rothschild valuation report, Rothschild made some changes and adjustments to certain portions of the valuation report and re-submitted it to the CVM and Bovespa.  The revised Rothschild valuation report was publicly disclosed on September 17, 2014.

On September 18, 2014, Santander Spain launched the exchange offers.

On September 24, 2014, BTG Pactual delivered its fairness opinion to the board of directors of Santander Brasil (the “BTG Fairness Opinion”), to the effect that, as of that date, based upon and subject to the assumptions, limitations, qualifications and other conditions set forth in the BTG Fairness Opinion, the exchange ratios proposed by Santander Spain in the context of the exchange offers were fair, from a financial standpoint, to the shareholders of Santander Brasil.  On the same date, BTG Pactual delivered its liquidity analysis to the board of directors of Santander Brasil (the “BTG Liquidity Analysis” and together with the BTG Fairness Opinion, the “BTG Opinions”), to the effect that, as of that same date, based upon and subject to the assumptions, limitations, qualifications and other conditions set forth in the BTG Liquidity Analysis, considering different levels of participation by holders of Santander Brasil units in the exchange offers, the liquidity of the Santander Brasil units as a result of the exchange offers may be reduced to an extent similar to the reductions in liquidity in the historical precedents examined by BTG Pactual in providing the BTG Liquidity Analysis.  For further information on the BTG Fairness Opinion and BTG Liquidity Analysis, see “—Reasons for the Recommendation of the Board of Directors of Santander Brasil—BTG Opinions,” and for a description of the financial analyses performed by BTG Pactual, see Annex I-3 (Description of BTG Opinions).

The Committee held a meeting on October 2, 2014 and by a unanimous vote determined that it was in favor of the exchange offers and prepared a recommendation to the board of directors of Santander Brasil. At a meeting held on October 2, 2014, attended by all of the members of the board of directors of Santander Brasil, the board determined that it is in favor of the acceptance of the exchange offers.  The vote was unanimous, with Messrs. José Antonio Alvarez Alvarez and José Manuel Tejon Borrajo abstaining.

Reasons for the Recommendation of the Board of Directors of Santander Brasil.

As required by the Level 2 Listing Regulation, the recommendation of the board of directors of Santander Brasil to Santander Brasil shareholders was based on (i) the convenience and opportunity of the exchange offers in light of the interests of the holders of Santander Brasil securities and the liquidity of Santander Brasil securities, (ii) the impact of the exchange offers on the interests of Santander Brasil as a company, (iii) the announced strategic plans of Santander Spain for Santander Brasil after the completion of the exchange offers and (iv) other matters deemed relevant by the board of directors of Santander Brasil.  In making the recommendation, the board of directors of Santander Brasil, considered the following factors:

Recommendation of the Committee.  After having analyzed the exchange offers and the documents related thereto, the Committee’s recommendation to the board of directors of Santander Brasil was in favor of the exchange offers, although the Committee recognized and advised that the decision is ultimately at the discretion of the holders of Santander Brasil securities.  A free translation to English of the recommendation of the Committee is included as Exhibit (a)(5)(C) to this Statement.

 The members of the Committee met on various occasions, and with the financial advisor, the valuation report provider and the legal advisors, to analyze the exchange offers as well as the documents related thereto, including (i) the Brazilian exchange offer documents, (ii) the offer to exchange/prospectus, (iii) the valuation report prepared by Rothschild, (iv) the BTG Opinions and (v) the publicly available information provided by Santander Spain with respect to Santander Brasil for the last 24 months.

BTG Opinions.  The board of directors of Santander Brasil considered the BTG Fairness Opinion, to the effect that, as of September 24, 2014, based upon and subject to the assumptions, limitations, qualifications and other conditions set forth in the BTG Fairness Opinion, the exchange ratios proposed by Santander Spain were fair, from a financial standpoint, to the shareholders of Santander Brasil.  In addition, the board of directors of Santander Brasil considered the BTG Liquidity Analysis, which concluded that, as of September 24, 2014, based upon and subject to the assumptions, limitations, qualifications and other conditions set forth in the BTG Liquidity Analysis, considering different levels of participation by holders of Santander Brasil units in the exchange offers, the liquidity of the Santander Brasil units as a result of the exchange offers may be reduced to an extent similar to the reductions in liquidity in the historical precedents examined by BTG Pactual in providing the BTG Liquidity Analysis.

With respect to the convenience and opportunity of the exchange offers in light of the interests of the holders of Santander Brasil securities, taking into consideration the BTG Fairness Opinion, the board of directors of Santander Brasil determined that it was of the view that the exchange ratios offered by Santander Spain are in line with the interests of the holders of Santander Brasil securities.  Moreover, with respect to the convenience and opportunity of the exchange offers in light of its potential effect on the liquidity of Santander Brasil securities, taking into consideration the BTG Liquidity Analysis, the board of directors of Santander Brasil determined that it was of the view that the liquidity of the units issued by Santander Brasil could suffer reduction not only as a result of the percentage of securities tendered in the exchange offers but also due to the exit of Santander Brasil from the Level 2 Segment.

The full text of the English-language free translations of the BTG Opinions, which set forth, among other things, the assumptions made, matters considered and limitations, qualifications and conditions of the review undertaken by BTG Pactual in connection with the BTG Opinions, are attached as Annex I-1 (BTG Fairness Opinion) and Annex I-2 (BTG Liquidity Analysis) to this Statement, and are incorporated herein by reference in their entirety. The BTG Opinions have been approved and authorized for issuance and are addressed to, and for the use and benefit of, the board of directors of Santander Brasil. The BTG Opinions are limited to, respectively, (i) the fairness, from a financial point of view, to the shareholders of Santander Brasil of the exchange ratios proposed by Santander Spain in connection with the exchange offers and (ii) the potential effect of the exchange offers on the liquidity of the Santander Brasil units.  BTG Pactual was not asked to, and the BTG Opinions did not, address any other matter, including without limitation any legal, accounting, tax or other related matters.  BTG Pactual did not express any view, opinion or recommendation to holders of Santander Brasil securities with respect to the exchange offers, including whether holders of Santander Brasil securities should participate in the exchange offers.  The summary of the BTG Fairness Opinion and the BTG Liquidity Analysis set forth in this Statement is qualified in its entirety by reference to the full text of the BTG Fairness Opinion and the BTG Liquidity Analysis set forth as Annex I-1 and Annex I-2, respectively. Holders of Santander Brasil securities should read both the BTG Fairness Opinion and the BTG Liquidity Analysis in their entirety.

For a description of the financial analyses performed by BTG Pactual in connection with the BTG Opinions, see Annex I-3 (Description of BTG Opinions).

BTG Pactual provided its consent to include the BTG Opinions in this Statement; the BTG Opinions are attached as Annex I-1 (BTG Fairness Opinion) and Annex I-2 (BTG Liquidity Analysis) hereto.

Valuation Report.   In accordance with applicable Brazilian securities laws and regulations, Rothschild was appointed by holders of qualifying minority Santander Brasil securities as the independent, specialized third-party firm to provide a valuation report in relation to the exchange offers.

Santander Brasil was obligated to obtain the Rothschild valuation report by the Brazilian securities laws and regulations for this type of exchange offer, specifically Law no. 6,404/76 (“Brazilian corporation law”), CVM Instruction no. 361/2002 (“CVM 361/2002”) and the Level 2 Listing Regulation.  Under these laws and regulations, an exchange offer that could result in the exit of a Brazilian issuer from the Level 2 Segment may be commenced only if the offer price is at least equal to the economic value of the issuer, as determined by a valuation report prepared in accordance with those laws and regulations.

Valuation reports and their preparation are subject to several legal requirements in Brazil.  The entity preparing the valuation report must be independent from the issuer and the other parties to the transaction and must be selected by the holders of qualifying minority shares of the company subject to the exchange offer (i.e., holders of outstanding shares that are not owned by the controlling shareholder, any of its related persons (pessoas vinculadas) or any of their directors or executive officers) at a shareholders’ meeting convened for this purpose.  In addition, the entity preparing the valuation report must follow specific instructions established by Brazilian securities laws and regulations and must make certain representations as to the criteria used in preparing the report.  In the case of an exchange offer, the valuation report must establish the economic value of the target company subject of the exchange offer as well as the economic value of the company delivering securities in the exchange offer.

Rothschild prepared its valuation report in accordance with Brazilian securities laws and regulations.  The valuation report is required to set forth the valuation criteria that Rothschild used in preparing the report as well as (i) the appraised value of each of Santander Spain and Santander Brasil, set out in ranges, provided that the differences between the minimum and maximum values for each of Santander Spain and Santander Brasil do not exceed 10%; (ii) the weighted average trading price of the Santander Spain ordinary shares on the Madrid Stock Exchange (“SSE”) and of Santander Brasil units on Bovespa, (a) during the 12-month period immediately prior to the public announcement of the Brazilian exchange offer by means of a material fact notice (fato relevante) published on April 29, 2014 and (b) between the date of the publication of the relevant material fact notice and the date of the Rothschild valuation report; (iii) the shareholders’ equity book value per ordinary share of Santander Spain and shareholders’ equity book value per unit of Santander Brasil as of the date of the latest financial information sent to the Comisión Nacional de Mercado de Valores and the CVM, respectively; (iv) the value per ordinary share of Santander Spain and the value per unit of Santander Brasil, calculated according to at least one of the following methodologies:  (a) discounted cash flow analysis, (b) market multiples analysis, (c) comparable transactions analysis; and (v) if applicable, any other valuation criteria chosen by the entity preparing the report that are generally accepted in the banking industry, provided that such criteria are acceptable under Brazilian law and CVM regulations for calculating fair price or value ranges, as the case may be, and such criteria are not used in determining items (i) through (iv) above.

Rothschild prepared its valuation report exclusively for use in connection with the exchange offers pursuant to Brazilian securities laws and regulations.  The valuation report is not and should not be used as an opinion as to the fairness of the exchange offers or as a recommendation as to any aspect of the exchange offers.  The Rothschild valuation report is intended to indicate a range of values for the ordinary shares of Santander Spain and the units of Santander Brasil in connection with the exchange offers.  The valuation report does not discuss the merits of the exchange offers in comparison with other business strategies that may be available to each of Santander Spain and Santander Brasil or its security holders, and does not address any business decision they take to accept the exchange offers.  Shareholders of Santander Spain and holders of Santander Brasil securities should seek the advice of their financial advisors to obtain opinions on the making and acceptance of the exchange offers.

Each holder of Santander Brasil securities should read the entire Rothschild valuation report, a copy of which is included as Annex II to this Statement.  Under the terms of the exchange offers, the exchange ratios are fixed and will not be adjusted to reflect any changes in the market prices of any of the securities of either company.  As described above, the exchange ratios will, however, be adjusted to reflect the Santander Spain scrip dividend.

In connection with preparing the Rothschild valuation report and performing its related financial analyses, Rothschild took into account public information, such as financial studies, analyses, research, and financial, economic and market criteria, that it considered relevant (collectively, the “Information”).  Rothschild assumed that (i) the operational and financial projections published by equity research analysts and available in public databases were prepared in a reasonable manner on bases that reflected the best estimates available as of the date of the Rothschild valuation report regarding Santander Spain’s and Santander Brasil’s future financial performance and regarding future demand and market growth; and (ii) from the delivery date of the Information until the date of the Rothschild valuation report, neither Santander Spain nor Santander Brasil nor their management were aware of any information that could materially impact the business, financial condition, assets, liabilities, business prospects, business transactions or the number of shares issued by the companies, and neither of them was aware of any other significant event that could make the market information incorrect or inaccurate in any material aspect, or have a material effect on the Rothschild valuation report.

Further, Rothschild assumed that those projections reflected the best estimates available as of the date of the Rothschild valuation report regarding the future financial performance of Santander Spain and Santander Brasil, which was valued on a stand-alone basis, and, therefore do not include operating, tax, or other benefits or losses, including but not limited to any goodwill, or any synergies, incremental value, or costs, if any, that the companies may have after the conclusion of the exchange offers, or of any other transaction.  The Rothschild valuation report also does not take into account any operational and financial gains or losses that may occur after the exchange offers as a result of commercial changes in existing business transactions between Santander Spain and Santander Brasil.

For purposes of preparing the Rothschild valuation report, Rothschild did not make, nor will it make, any representations or warranties, whether direct or implied, regarding the truthfulness, accuracy, or sufficiency of the information contained in the Rothschild valuation report, or the Information on which the Rothschild valuation report was based.

In addition, Rothschild was not asked to perform, and did not perform (i) an independent verification of the Information or of the documentation that supports the Information; (ii) a technical audit of Santander Spain’s and Santander Brasil’s operations; (iii) an independent verification or valuation of any of Santander Brasil’s and/or Santander Spain’s assets or liabilities (including any property, assets or unrecorded contingency, liability or financing); (iv) an assessment of the companies’ solvency under bankruptcy, insolvency, or similar legislation; or (v) any physical inspection of the companies’ properties, facilities or assets.  Rothschild is neither an accounting firm nor a law firm, and did not provide accounting, auditing, legal, regulatory or tax services in relation to the Rothschild valuation report or the exchange offers.

The following is a summary of the comparable trading multiples analysis performed by Rothschild to estimate the economic value of the Santander Spain ordinary shares and the Santander Brasil units.  The following summary is qualified in its entirety by the full valuation report contained in Annex II to this Statement.  The summary of the financial analyses includes information presented in tabular format.  The table must be read together with the full text of the summary and is alone not a complete description of Rothschild’s financial analyses.  Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 10, 2014, and is not necessarily indicative of current market conditions.

As provided by CVM 361/2002, Rothschild has selected the comparable trading multiples methodology to estimate the economic value of Santander Spain and Santander Brasil.  Rothschild took into account that a highly comparable set of publicly traded and liquid banks exist for Santander Spain and Santander Brasil in Europe and Brazil, respectively. Based on the median of analysts’ projections for their reported adjusted net income 2014e, 2015e and 2016e, Rothschild calculated the P/E ratio (market capitalization over net income, where market capitalization was calculated based on a 30-day volume-weighted share price for Santander Spain and unit price for Santander Brasil).  Rothschild applied the selected applicable P/E multiple for each year on the median of the analysts’ estimated net income for Santander Spain and Santander Brasil to obtain a value per share for Santander Spain and a value per unit for Santander Brasil.  The range of economic values selected for Santander Spain and Santander Brasil is the average for these values for each year.  The table below shows these ranges.

	Santander Spain ordinary shares (€/share)	Santander Brasil units (R$/unit)
P/E Multiple (range)	6.07 – 6.67	10.63 – 11.69
P/E Multiple (average)	6.37	11.16

Based on the aforementioned, the exchange ratio of Santander Brasil units in relation to Santander Spain ordinary shares resulted in the range between 0.53 and 0.64 according to the valuation report prepared by Rothschild. Shareholders who accept the exchange offers will receive in the form of Santander Spain BDRs or ADSs, 0.70 of newly issued Santander Spain ordinary shares for every Santander Brasil unit, subject to adjustment to reflect the Santander Spain scrip dividend as described above.  Therefore, the exchange ratios offered by Santander Spain in the context of the exchange offers are above the range contained in the valuation report prepared by Rothschild.

Based on the assumptions, qualifications and limitations set forth in the Rothschild valuation report,  the board of directors of Santander Brasil took into account that (i) the valuation report concluded that the exchange ratios offered by Santander Spain are more favorable than (a) the exchange ratios based on the average trading price of Santander Brasil shares and Santander Brasil units and (b) the exchange ratios based on the economic value pursuant to the comparable trading multiples and (ii) the exchange ratios offered by Santander Spain contains a premium with respect to trading price of the Santander Brasil shares and Santander Brasil units on Bovespa prior to the public announcement of the exchange offers.

The preparation of the Rothschild valuation report is a complex process and is not susceptible to partial analysis or summary description.  Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete and incorrect understanding of the processes underlying the Rothschild valuation report.  The estimates contained in the analyses under the Rothschild valuation report, and the valuation resulting from any specific analysis are not necessarily indicative of the real values, results or future values, which may be significantly more or less favorable than those suggested by this analysis.  Rothschild does not express any opinion with respect to the prices at which the units or shares related to the exchange offers could be traded on the securities market at any time.

Rothschild and its affiliates are a global financial advisory firm focused on mergers and acquisitions, strategic advice, shareholding reorganizations and financial restructurings, with over 50 offices worldwide.  Rothschild and its affiliates have significant experience advising large companies in Brazil, in Spain and globally.  In the 12-month period preceding the date of the Rothschild valuation report, Rothschild did not receive any compensation from Santander Brasil or from Santander Spain (not considering the compensation to be received from Santander Spain due to the issuance of the Rothschild valuation report), and its affiliate in Spain, Rothschild S.A., received for purposes of compensation for financial advisory services rendered to Santander Spain, the amount of US$4,500,000.00, and did not receive any compensation from Santander Brasil (not considering the compensation to be received from Santander Spain due to the issuance of the Rothschild valuation report).  In addition, Rothschild does not have any conflict of interest that can reduce the independence required for purposes of preparing the Rothschild valuation report.

For providing the Rothschild valuation report, Rothschild received from Santander Spain the net fixed amount of US$800,000.00, independent of the closing of the exchange offers and Rothschild’s conclusions in the Rothschild valuation report.  In addition, Santander Spain agreed to reimburse Rothschild for all its expenses and Santander Brasil agreed to indemnify Rothschild, and certain individuals related to it, under certain circumstances in connection with certain liabilities and expenses that may arise because of Rothschild’s engagement.  Although Rothschild was engaged by Santander Brasil, Santander Spain paid for the fees and expenses of Rothschild in the preparation of the valuation report, as it is required by CVM 361/2002 that the offeror bear all of the costs and expenses incurred in connection with the exchange offer.  Rothschild rendered from time to time in the past financial advisory and other services to Santander Spain and to Santander Brasil or its affiliates, for which Rothschild was paid, and Rothschild may in the future render these services to Santander Spain and to Santander Brasil or its affiliates, for which Rothschild would expect to be paid.

Rothschild was selected by the board of directors of Santander Brasil to be included in a list of the three specialized third-party firms that was presented by the board of directors of Santander Brasil to the minority shareholders of Santander Brasil for the minority shareholders to elect one of the specialized firms at the shareholders’ meeting to prepare a valuation report in accordance with Brazilian securities laws and regulations.  Rothschild was selected to be part of that list because it is an internationally recognized financial firm that has substantial experience in transactions similar to the exchange offers.

Additional Factors Considered by the Board of Directors of Santander Brasil Pursuant to the Level 2 Listing Regulation.

Impact of the Exchange Offers on the Interests of Santander Brasil as a Company.   While still difficult to be measured, the public announcement of the exchange offers may have caused effects on the trading of the Santander Brasil units, which trading volume and price may have been influenced by the evaluation of market participants vis-à-vis the expected participation of holders of Santander Brasil securities in the exchange offers and also, to a certain extent, by the interest of market participants in trading on Santander Brasil securities according to their interests in the exchange offers.

Notwithstanding the foregoing, the board of directors of Santander Brasil believes that Santander Brasil will continue to be able to reach its long-term strategic objectives regardless of the outcome of the exchange offers.

Announced Strategic Plans of Santander Spain for Santander Brasil.   To comply with the Level 2 Listing Regulation, the members of the board of directors of Santander Brasil requested from and obtained from executive officers of Santander Spain public information disclosed by Santander Spain with respect to Santander Brasil, including the information contained in the minutes of the extraordinary shareholders’ meeting of Santander Spain, dated September 15, 2014.  After analyzing the information provided by Santander Spain, the board of directors of Santander Brasil concluded that Santander Spain had not publicly disclosed any specific strategic plan related to Santander Brasil.

Intent to Tender.

To the extent known to Santander Brasil after making reasonable inquiry, all of Santander Brasil’s executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the exchange offer the Santander Brasil securities held of record or beneficially owned by them, except for Mr. João Guilherme de Andrade So Consiglio, a vice president executive officer, who currently intends to tender 15% of the Santander Brasil securities he owns, and for certain directors, each of whom holds one Santander Brasil common share.  These director’s qualifying shares were transferred to each of these directors when they were elected as members of the board of directors of Santander Brasil to comply with then applicable director eligibility requirements  under Brazilian corporation law.

Item 5.  Person/Assets, Retained, Employed, Compensated or Used.

Except as set forth in this Statement, neither Santander Brasil nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the holders of Santander Brasil securities on its behalf with respect to the exchange offers.  Santander Brasil has not authorized anyone to give information or make any representation about the exchanges offers that is different from, or in addition to, that contained in this Statement or in any of the materials that are incorporated by reference in this Statement.  Therefore, holders of Santander Brasil securities should not rely on any other information.

Santander Spain has separately engaged the investment banking arm of Santander Brasil and the broker-dealer arm of Santander Brasil to act as Santander Spain’s intermediary institution (instiuição intermediária) for the exchange offers.  Pursuant to CVM 361/2002, the offeror shall engage as an intermediary institution  for the exchange offer a broker-dealer or a financial institution with an invesment portoflio. The intermediary institution shall, among other things, assist the offeror in all phases of the exchange offer and guarantee the final settlement of the exchange offer and payment of consideration under certain circumstances.  Santander Spain has engaged the investment banking arm of Santander Brasil and the broker-dealer arm of Santander Brasil to perform these services and has agreed to pay fees to Santander Brasil in connection with the performance of these services.  Santander Brasil believes that the fees are in accordance with market practice for the provision of these services.

The board of directors of Santander Brasil, with the recommendation of its Committee, engaged BTG Pactual as its independent financial advisor to provide its opinion as to the fairness, from a financial point of view, to the holders of Santander Brasil securities of Santander Spain securities exchange ratio.  In addition, the board of directors of Santander Brasil also engaged BTG Pactual to provide its analysis with respect to the liquidity of the Santander Brasil securities after completion of the exchange offers.

The board of directors of Santander Brasil selected BTG Pactual to act as independent financial advisor based on BTG’s qualifications, expertise, reputation and knowledge of the business and affairs of Santander Brasil as well as its experience in Latin America and, in particular, in Brazil, as a part of its investment banking business and regular engagement in the valuation of businesses and related securities for mergers and acquisitions, underwritings, secondary distributions of both listed and unlisted securities and private placements.  For each of these reasons, the board of directors of Santander Brasil engaged BTG Pactual as its independent financial advisor.

As compensation for BTG Pactual’s services in connection with the exchange offer, Santander Brasil agreed to pay BTG Pactual a fee in the aggregate amount of R$300,000, all of which became due and payable upon receipt by the board of directors of Santander Brasil of the BTG Opinions.  Santander Brasil has also agreed to reimburse BTG Pactual for all of BTG Pactual’s reasonable travel and other out-of-pocket expenses incurred in connection with the provision of its services or otherwise arising out of the engagement of BTG Pactual under the engagement letters dated July 24, 2014 and July 25, 2014, respectively. Santander Brasil has also agreed to indemnify BTG Pactual and certain related persons to the fullest extent lawful against certain liabilities arising out of its engagements or the exchange offers.

BTG Pactual, together with its affiliates, are referred to in this Statement as the “BTG Group.” In addition to the commercial relationships arising in connection with the BTG Opinions, Santander Brasil, Santander Spain and their affiliates maintain commercial relationships with members of the BTG Group, which have included or may include in the future investment banking, commercial banking, financial advisory and other banking and other services, for which such members of the BTG Group have received, or will expect to receive, reasonable compensation.  In the ordinary course of its business, members of BTG Group may actively trade in the securities and other instruments and obligations of Santander Spain or Santander Brasil for their own accounts and for the accounts of their customers. Accordingly, BTG Group may at any time hold a long or short position in these securities, instruments and obligations.

Item 6.  Interest in Securities of the Subject Company.

On September 5, 2014, Mr. Carlos Alberto López Galán, an executive officer of Santander Brasil, exercised stock options pursuant to Santander Brasil’s stock option plan by purchasing 10,225 Santander Brasil units at an exercise price of R$15.67 per unit. To the best of Santander Brasil’s knowledge, no other transactions in the Santander Brasil securities have been effected during the past 60 days prior to the date of this Statement.

Item 7.  Purposes of the Transaction and Plans or Proposals.

Except as described or referred to in this Statement or the exhibits to this Statement or the offer to exchange/prospectus, no negotiation is being undertaken or engaged in by Santander Brasil in response to the exchange offers that relates to or would result in (i) a tender offer or other acquisition of Santander Brasil securities by Santander Brasil, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Santander Brasil or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets of Santander Brasil or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Santander Brasil.  Except as described or referred to in this Statement or the exhibits to this Statement or the offer to exchange/prospectus, there are no transactions, board resolutions, agreements in principle or contracts entered into in response to the exchange offers which relate to or would result in one or more of the matters referred to in the preceding sentence.

Item 8.  Additional Information.

The information contained in the exhibits referred to in Item 9 of this Statement is incorporated by reference herein.

Item 9.  Exhibits.

The following exhibits are filed herewith:

Exhibit No.	Description
(a)(1)(A)

Offer to Exchange/Prospectus dated September 18, 2014 (incorporated herein by reference to the Registration Statement pursuant to Rule 424(b)(3) (File No. 333-196807) filed by Banco Santander, S.A. with the SEC).

(a)(1)(B)

Form of Letter of Transmittal for Tender of Santander Brasil Shares to the U.S. Exchange Agent (incorporated herein by reference from Exhibit 99.1 to the Registration Statement on Form F-4 (File No. 333-196807), as amended, filed by Banco Santander, S.A. with the SEC).

(a)(1)(C)

Form of Letter of Transmittal for Tender of Santander Brasil Units to the U.S. Exchange Agent (incorporated herein by reference from Exhibit 99.2 to the Registration Statement on Form F-4 (File No. 333-196807), as amended, filed by Banco Santander, S.A. with the SEC).

(a)(1)(D)

Form of Letter of Transmittal for Tender of Santander Brasil ADSs to the U.S. Exchange Agent (incorporated herein by reference from Exhibit 99.3 to the Registration Statement on Form F-4 (File No. 333-196807), as amended, filed by Banco Santander, S.A. with the SEC).

(a)(1)(E)

Form of Letter to Clients for Tender of Santander Brasil Shares (incorporated herein by reference to Exhibit 99.4 from the Registration Statement on Form F-4 (File No. 333-196807), as amended, filed by Banco Santander, S.A. with the SEC).

(a)(1)(F)

Form of Letter to Clients for Tender of Santander Brasil Units (incorporated herein by reference from Exhibit 99.5 to the Registration Statement on Form F-4 (File No. 333-196807), as amended, filed by Banco Santander, S.A. with the SEC).

(a)(1)(G)

Form of Letter to Clients for Tender of Santander Brasil ADSs (incorporated herein by reference from Exhibit 99.6 to the Registration Statement on Form F-4 (File No. 333-196807), as amended, filed by Banco Santander, S.A. with the SEC).

(a)(1)(H)	Form of Letter to Brokers (incorporated herein by reference from Exhibit 99.7 to the Registration Statement on Form F-4 (File No. 333-196807), as amended, filed by Banco Santander, S.A. with the SEC).
(a)(5)(A)	Free translation to English of Minutes of Meeting of the Board of Directors of Banco Santander (Brasil) S.A., dated October 2, 2014.*
(a)(5)(B)	Letter, dated April 29, 2014, from Banco Santander, S.A., received by Mr. Celso Clemente Giacometti on April 29, 2014 and free translation to English of the letter.*
(a)(5)(C)	Free translation to English of the Recommendation of the Special Independent Committee to the Board of Directors of Banco Santander (Brasil) S.A., dated October 2, 2014. *

* Filed herewith

Annex I-1	Fairness Opinion of Banco BTG Pactual S.A., dated September 24, 2014, to the Board of Directors of Banco Santander (Brasil) S.A.
Annex I-2	Liquidity Analysis of Banco BTG Pactual S.A., dated September 24, 2014, to the Board of Directors of Banco Santander (Brasil) S.A .
Annex I-3	Description of BTG Opinions
Annex II	Valuation Report of N M Rothschild & Sons (Brasil) Ltda., dated June 10, 2014

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANCO SANTANDER (BRASIL) S.A.
By:	/s/ Jésus Maria Zabalza Lotina
Name:	Jésus Maria Zabalza Lotina
Title:	Chief Executive Officer

Date:  October 2, 2014

ANNEX I-1
BTG Fairness Opinion

I-1-1

STRICTLY CONFIDENTIAL

September 24th, 2014

To the Board of Directors of Banco Santander (Brasil) S.A.

English version is a free translation. Questions arising from the text below must be elucidated by consulting the Portuguese version, which shall always prevail.

The members of the board of directors of Banco Santander (Brasil) S.A. (“Santander Brasil”) requested Banco BTG Pactual S.A.’s (“BTG Pactual”) opinion as an investment bank about the fairness, to the shareholders of Santander Brasil from a financial standpoint, of the exchange ratio proposed by Banco Santander S.A. ("Santander") ("Exchange Ratio") in the context of the voluntary exchange tender offer for common shares, preferred shares, and units of Santander Brasil that are not owned by Santander, which represents  approximately a 25% interest in Santander Basil, through either American Depositary Shares or Brazilian Depositary Receipts issued by Santander Brasil, according to the Material Fact released by Santander Brasil on April 29th, 2014 (“Transaction”).

BTG Pactual does not take any responsibility for carrying out independent verifications and did not independently verify any information that have been obtained from public sources or provided to BTG Pactual by Santander Brasil or by third parties, regarding Santander Brasil itself and Santander, including, but not limited to Santander and Santander Brasil financial information and estimates from market analysts used for the purposes of the work described herein. In addition, BTG Pactual led discussions with the Board of Directors of Santander Brasil, about the characteristics of the Transaction. BTG Pactual considered other factors and information, and other analyses judged appropriated to issue this opinion, and compared the performance of Santander and Santander Brasil with the performance of other comparable financial institutions, by analyzing publicly available information. Therefore, for the purposes of this opinion, BTG Pactual, with Santander Brasil’s permission, assumed and trusted the accuracy of the information provided, as well as in the veracity, exactness, sufficiency and integrity of all its content. In this sense, we relied ourselves in such information, including all the publicly available information or that was provided by Santander Brasil, considering such information true. We assume, as directed by Santander Brasil, that has not occurred any material change relating to the assets, financial position, results of operations, business or prospects of Santander and Santander Brasil since the dates on which the most recent financial statements or other financial or commercial information regarding Santander and Santander Brasil were available. Thus, we will not take by this opinion any responsibility for independent verification of information or for undertaking an independent verification or appraisal of any assets or liabilities (contingencies or otherwise) of Santander Brasil or Santander. Accordingly, we do not take any responsibility for the exactness, veracity, integrity, consistency, or sufficiency of such information. BTG Pactual does not express opinion about the information trustworthiness, nor about any mistake, change or modification of such information, which, if existed, could affect BTG Pactual’s opinion.

In preparing our opinion, we assume the macroeconomic environment as stable, based on market, economic and monetary conditions and other conditions existing at the time of the announcement of the Transaction. Our opinion also considered information provided to us until the present date, and our opinion is only valid on the date hereof, since future events and other developments may affect it. Accordingly, although facts and subsequent events to the date of this letter may affect this opinion, we assume no obligation to update, revise or revoke the same as a result of any subsequent development, or for any other reason.

I-1-2

In the previous 12 (twelve) months, BTG Pactual maintained business relations with Santander Brasil, but did not maintain business relations with Santander. BTG Pactual’s investment banking department is not interested, directly or indirectly, in Santander Brasil or in the Transaction, as well as there is no other relevant circumstance that can be considered conflict of interest or that diminishes the necessary independence to the performance of its functions to the issuance of this opinion. Notwithstanding such information, BTG Pactual and/or companies of its economic conglomerate can, in the future, provide other financial services to Santander Brasil and/or Santander. For due purposes, we declare not being an accounting or auditing firm and therefore do not provide accounting or auditing services in respect to the Transaction. In preparing our opinion, we do not take into account: (i) tax effects arising from the Transaction to shareholders of Santander Brasil and Santander; (ii) the impact of any expenses that may be incurred as a result of the closing of the Transaction; (iii) any goodwill generated as a result of the Transaction.

Our opinion is limited solely to the fairness of the Exchange Ratio, and no legal, accounting, tax, or under any other point of view analysis was made. Therefore, we have no liability for such analyses.

This letter is issued with the sole purpose of being used by Santander Brasil’s board of directors to the assessment of the Transaction, as outlined above, and should not be used for any other purpose. This document is not and should not be used as a recommendation or opinion to Santander Brasil’ shareholders. BTG Pactual is not suited by this opinion to the purposes of advising Santander Brasil’ shareholders regarding the Exchange Rate, and Santander Brasil shareholders should rely on their own financial, tax and legal advisors for the purposes of assessment of the Transaction.

Based on the foregoing, is BTG Pactual’s opinion, as an investment bank, that, on the date hereof, the Exchange Ratio is fair, from a financial standpoint, to the shareholders of Santander Brasil.

BANCO BTG PACTUAL S.A.

I-1-3

ANNEX I-2

BTG Liquidity Analysis

I-2-1

STRICTLY CONFIDENTIAL

September 24th, 2014

To the Board of Directors of Banco Santander (Brasil) S.A.

English version is a free translation. Questions arising from the text below must be elucidated by consulting the Portuguese version, which shall always prevail.

The members of the board of directors of Banco Santander (Brasil) S.A. (“Santander Brasil”) requested Banco BTG Pactual S.A.’s (“BTG Pactual”) opinion as an investment bank about the potential impacts on liquidity (determined by the daily trading volume) of the units issued by Santander Brasil ("Liquidity") in the context of the voluntary exchange tender offer for common shares, preferred shares, and units of Santander Brasil that are not owned by Banco Santander S.A. (“Santander”), which represents  approximately a 25% interest in Santander Basil, through either American Depositary Shares or Brazilian Depositary Receipts issued by Santander Brasil, according to the relevant fact released by Santander Brasil on April 29th, 2014 (“Transaction”).

BTG Pactual does not take any responsibility for carrying out independent verifications and did not independently verify any information that have been obtained from public sources or provided to BTG Pactual by Santander Brasil or by third parties, regarding Santander Brasil itself and Santander, including, but not limited to information about Santander and Santander Brasil. BTG Pactual considered other factors and information, and other analyzes that judged appropriate to the issuance of this opinion, as to (i) presence in indexes disclosed by BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros ("BM&FBovespa"), and the fact that the Transaction will result in the output of Santander Brasil Level 2 of Corporate Governance of BM&FBovespa (ii) marketability of the units issued by Santander Brasil, considering different scenarios of adherence of shareholders of Santander Brasil to the Transaction and (iii) liquidity resulting from certain roles after transactions of purchase and sale of similar companies in Brasil and abroad. Therefore, for the purposes of this opinion, BTG Pactual, with Santander Brasil’s permission, assumed and trusted the accuracy of the information provided, as well as in the veracity, exactness, sufficiency, and integrity of all its content. In this sense, we relied ourselves in such information, including all the publicly available information or that was provided by Santander Brasil, considering such information true. Regarding information, assumptions and operating data relating to the Transaction provided to us or discussed with us that were discussed by the  Directors and officers of Santander Brasil, we assume that such information was prepared in good faith, in an exact manner, to reflect the best estimates or assessments of the Directors and officers of Santander Brasil. We will not take by this opinion any responsibility for independent verification of information or for undertaking an independent verification of Santander Brasil or Santander. Thus, we do not any take responsibility for the exactness, veracity, integrity, consistency, or sufficiency of such information. BTG Pactual does not express opinion about the information trustworthiness, nor about any mistake, change, or modification of such information, which, if existed, could affect BTG Pactual’s opinion.

Although facts and events subsequent to the date hereof may affect this opinion, we assume no obligation to update, revise or revoke the same as a result of any subsequent development, or for any other reason.

I-2-2

In the previous 12 (twelve) months, BTG Pactual maintained business relations with Santander Brasil but did not maintain business relations with Santander. BTG Pactual’s investment banking department is not interested, directly or indirectly, in Santander or in the Transaction, as well as there is no other relevant circumstance that can be considered conflict of interest or that diminishes the necessary independence to the performance of its functions to the issuance of this opinion. Notwithstanding such information, BTG Pactual and/or companies of its economic conglomerate can, in the future, provide other financial services to Santander Brasil and/or Santander. For due purposes, we declare not being an accounting or auditing firm and therefore do not provide accounting or auditing services in respect to the Transaction.

This letter is issued with the sole purpose of being used by Santander Brasil’s Board of Directors to the assessment of the potential impact on the liquidity of the units of Santander Brasil as a result of the Transaction, as outlined above, should not be used for any other purpose. This document is not and should not be used as a recommendation or opinion to Santander Brasil shareholders.

BTG Pactual is not suited by this opinion to the purposes of advising Santander Brasil shareholders regarding the Liquidity, and Santander Brasil shareholders should rely on their own financial, fiscal, and legal advisors to the purposes of assessment of the Transaction and the resulting liquidity of it.

The analysis of the potential impact on the Liquidity of the units of Santander Brasil as a result of the Transaction was based on the observation of the results in previous transactions of public tender offerings that occurred in Brasil. The sample analyzed by BTG Pactual in similar transactions indicated that the average daily trading volume of its respective shares reduced significantly after the closing of the tender offerings. Based on the analysis of such precedents, it can be stated that there is a high positive correlation among the level of adherence of the tender offer (reducing the free float) and the reduction of the daily trading volume of the shares that were subject to such tender offers (reduced daily liquidity of the shares subject to the tender offer).

Based on the foregoing, is BTG Pactual’s opinion, as an investment bank, that, considering different scenarios of adherence of shareholders of Santander Brasil to the Transaction, the resulting Liquidity of the units of Santander Brasil may be reduced with a similar correlation to the analyzed historical precedents.

BANCO BTG PACTUAL S.A.

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Annex I-3

Description of BTG Opinions

In connection with BTG Pactual’s role as financial advisor to the board of directors of Santander Brasil, and in arriving at its opinion as to the fairness, from a financial point of view, to the shareholders of Santander Brasil of the exchange ratios proposed by Santander Spain in connection with the exchange offers, BTG Pactual, among other things, reviewed certain financial information and estimates from market analysts with respect to Santander Brasil and Santander Spain, held discussions with the board of directors of Santander Brasil with respect to the exchange offers and considered other factors and publicly-available financial and other information concerning other comparable financial institutions.

In preparing the BTG Fairness Opinion, BTG Pactual assumed, with the express consent of the board of directors of Santander Brasil, the accuracy, sufficiency and completeness of all information obtained from public sources or provided to BTG Pactual by Santander Brasil or by third parties.  BTG Pactual also assumed, with the express consent of the board of directors of Santander Brasil, that no material change relating to the assets, financial position, results of operations, business or prospects of Santander Spain or Santander Brasil had occurred since the dates of the most recent financial statements or other financial or commercial information regarding Santander Spain and Santander Brasil.  BTG Pactual therefore accepted no responsibility for independent verification of any such information or for undertaking any independent verification or appraisal of any assets or liabilities (contingencies or otherwise) of Santander Brasil or Santander Spain.  Further, BTG Pactual did not express an opinion as to the reliability of any such information used in rendering the BTG Fairness Opinion, nor about whether any mistake, change or modification of such information would have affected the conclusions set forth in the BTG Fairness Opinion.

In preparing the BTG Liquidity Analysis, BTG Pactual considered certain additional factors, information and analyses, as it judged appropriate, such as (i) the fact that the units of Santander Brasil are components of certain Brazilian equity indexes, and might cease to be so as a result of the exchange offers; (ii) the fact that, as a result of the exchange offers, Santander Brasil units would no longer be listed on the Level 2 Segment, (iii) the potential marketability of the Santander Brasil units, assuming different levels of participation among holders of Santander Brasil units in the exchange offers and (iv) comparative analyses of the effect of other similar transactions on the liquidity of securities of other companies in Brazil and elsewhere.

For the preparation of the BTG Liquidity Analysis, BTG Pactual assumed, with the express consent of the board of directors of Santander Brasil, the accuracy, sufficiency and completeness of all information examined, including all publicly-available information and information provided by Santander Brasil.  With respect to information and assumptions related to the exchange offers provided to or discussed with BTG Pactual by the directors and officers of Santander Brasil, BTG Pactual assumed that such information was prepared in good faith and was accurate, and that it reflected the best estimates or assessments of such directors and officers. BTG Pactual therefore accepted no responsibility for independent verification of any such information, and did not express an opinion as to the reliability of any such information used in rendering the BTG Liquidity Analysis, nor about whether any mistake, change or modification of such information would have affected the conclusions set forth in the BTG Liquidity Analysis.

In preparing the BTG Opinions, BTG Pactual assumed as stable the macroeconomic environment, including without limitation market, economic, monetary and other conditions existing at the time of the announcement of the exchange offers.  The BTG Opinions took into consideration information provided to BTG Pactual until the date of each BTG Opinion, respectively, and, although facts and events subsequent to the respective dates thereof may have affected the conclusions set forth in the BTG Opinions, BTG Pactual assumed no obligation to update, revise or revoke the BTG Opinion as a result of any subsequent development, or for any other reason.

BTG Fairness Opinion.

BTG Pactual’s Financial Analyses.

BTG Pactual, in accordance with customary investment banking practices, employed generally accepted valuation methodologies in reaching its opinion that the exchange ratios proposed by Santander Spain in connection with the exchange offers were fair, from a financial point of view, to the shareholders of Santander Brasil. The following is a summary of the material financial analyses contained in the presentation that was made by BTG Pactual to the board of directors of Santander Brasil and that were used by BTG Pactual in connection with rendering the BTG Fairness Opinion.  The following summary does not purport to be a complete description of all the financial analyses performed by BTG Pactual, nor does the order of the analyses described below represent the relative importance or weight given to those analyses by BTG Pactual or the board of directors of Santander Brasil. Considering certain of the data summarized below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of BTG Pactual’s financial analyses. Certain financial, comparative and other analyses summarized below include information presented in tabular format. The tables must be read together with the text of each summary and are alone not a complete description of BTG Pactual’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 10, 2014, and is not necessarily indicative of current market conditions. In performing its analyses, BTG Pactual made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Santander Spain and Santander Brasil.

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Summary of Analyses.

In assessing the fairness, from a financial point of view, to the shareholders of Santander Brasil of the exchange ratios proposed by Santander Spain in connection with the exchange offers, BTG Pactual performed a weighted average price by volume analysis, a tangible book value analysis, a trading multiples analysis and an analyst price target analysis.  BTG Pactual opted not to perform a discounted cash flow analysis, given the volatility of many of the estimates and premises required to perform this analysis on a multinational financial institution.

Weighted Average Price by Volume Analysis.

Given the high degree of liquidity of the Santander Brasil units and the Santander Spain ordinary shares, BTG Pactual believed that the market prices of these securities provided a useful indication of the present value of expected future returns.  BTG Pactual therefore considered the weighted average price by volume analysis to be highly relevant in valuing both Santander Spain and Santander Brasil.

BTG Pactual compared the average price, weighted by daily trading volume, of the Santander Brasil units and the Santander Spain ordinary shares, during the periods of 180 trading days, 90 trading days, 60 trading days and 30 trading days, respectively, prior to the public announcement on April 29, 2014 by Santander Spain of the exchange offers.

BTG Pactual used publicly-available historical trading information of the units on the Bovespa and the ordinary shares on the Bolsa de Madrid, respectively, to calculate the average weighted price by volume of the securities of Santander Brasil and Santander Spain.

		Number of trading days prior to public announcement
		30	60	90	180	Date of public announcement
Average weighted price by trading volume	Santander Brasil (price in R$)	12.30	11.87	12.02	12.27	15.26
	Santander Spain (price in €)	6.94	6.76	6.70	6.46	7.52

Tangible Book Value Analysis.

BTG Pactual performed a tangible book value analysis, which in its view is a typical analysis in the context of valuing financial institutions, to value each of Santander Spain and Santander Brasil.  This analysis was based on publicly-available information and consisted of deducting certain intangible assets from the total book value of each of Santander Brasil and Santander Spain, in each case as recorded on the company’s balance sheet as of March 31, 2014.  The resulting value, Tangible Book Value, was divided by the number of outstanding units (in the case of Santander Brasil) or ordinary shares (in the case of Santander Spain), to calculate tangible book value per unit or share.  However, BTG Pactual noted that this analysis is of relatively low relevance, since it does not consider the level of return to shareholders on each bank’s book value as a result of the effective use of its assets.

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BTG Pactual compared the tangible book value per unit of Santander Brasil as of March 31, 2014 with the tangible book value per ordinary share of Santander Spain as of March 31, 2014.

Santander Brasil
Units		As of March 31, 2014
R$ millions	Total Book Value	76,943
R$ millions	Intangible Assets	(29,010)
R$ millions	Minority Interest	(310)
R$ millions	Tangible Book Value	47,623
millions	Total Number of Units (net of Treasury Units)	3,775
R$/unit	Tangible Book Value per Unit	12.62

Santander Spain
Units		As of March 31, 2014
€ millions	Corporate Capital	85,631
€ millions	Equity Valuation Adjustments	(13,253)
€ millions	Other Intangible Assets	(2,960)
€ millions	Goodwill	(26,056)
€ millions	Tangible Book Value	43,363
millions	Total Number of Units (net of Treasury Units)	11,522
€/ordinary share	Tangible Book Value per Unit	3.76

Trading Multiples Analysis.

BTG performed a trading multiples analysis to value each of Santander Spain and Santander Brasil, which consisted of a price to earnings ratio analysis and a price to tangible book value ratio analysis.  BTG Pactual considered the price to earnings ratio analysis to be highly relevant, particularly given the high quality of the sample of comparable financial institutions and the fact that net earnings is a common benchmark used by investors to value companies.  In contrast, BTG Pactual considered the price to tangible book value ratio analysis to be of little relevance given the high discrepancy of long-term profitability levels when compared to the tangible book value observed across the sample of comparable financial institutions.  In performing this analysis, BTG Pactual compared certain publicly-available financial information and commonly used valuation measurements for each of Santander Spain and Santander Brasil, respectively, to corresponding publicly-available information and measurements of certain publicly traded companies that BTG Pactual considered relevant.

In determining the universe of comparable companies for Santander Brasil, BTG Pactual selected only direct competitors of Santander Brasil that are also part of the Bovespa Index, and which have similar business lines, scale and share liquidity.

BTG Pactual selected the following companies for Santander Brasil (the “Santander Brasil selected companies”):

•          Itaú Unibanco Holding S.A.;

•          Banco Bradesco S.A.; and

•          Banco do Brasil S.A.

In determining the universe of comparable companies for Santander Spain, BTG Pactual selected financial institutions that have similar business models to Santander Spain, consisting of European banks with a retail focus, and which have similar scale and share liquidity. Banks without significant geographic diversity and banks with large investment banking divisions were not considered.

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BTG Pactual selected the following companies for Santander Spain (the “Santander Spain selected companies”):

•          Banco Bilbao Vizcaya Argentaria S.A.;

•          CaixaBank SA;

•          HSBC Holdings plc;

•          BNP Paribas SA;

•          Societe Generale SA; and

•          Credit Agricole SA.

To calculate the trading multiples for the Santander Brasil selected companies and the Santander Spain selected companies, BTG Pactual used publicly-available information concerning historical and projected financial performance, including publicly-available historical financial information and forecasted estimates based on widely used industry data and research and public filings made by the selected companies. Using such financial information, BTG Pactual reviewed for each of these companies, among other things: (i) the aggregate market value of all outstanding shares on September 10, 2014, in Brazilian reais  for the Santander Brasil selected companies, and in euros for the Santander Spain selected companies; (ii) forecasted estimates of each company’s operating revenue and net income for each of 2014, 2015 and 2016, in Brazilian reais  for the Santander Brasil selected companies, and in euros for the Santander Spain selected companies; and (iii) forecasted return on equity (“ROE”) for each of 2014, 2015 and 2016, calculated as a percentage by dividing forecasted estimated net profit by forecasted estimated tangible book value.

	Market Value	Operating Revenue			Net Income			ROE			Price to earnings ratio			Price to tangible book value ratio
in billions of R$	10-Sep-2014	2014E	2015E	2016E	2014E	2015E	2016E	2014E	2015E	2016E	2014E	2015E	2016E	September 10, 2014
Itaú	210.4	86.4	91.8	98.1	18.9	21.0	23.4	21.7%	21.2%	20.8%	10.9x	9.8x	8.9x	2.2x
Bradesco	160.5	76.5	83.0	84.6	14.7	16.5	18.6	19.2%	18.7%	18.8%	11.0x	9.6x	8.8x	2.0x
Banco do Brasil	89.1	74.2	85.5	95.4	10.5	11.6	13.4	14.1%	14.4%	14.8%	8.0x	7.4x	6.8x	1.1x

	Average	79.0	86.7	92.7	14.7	16.3	18.5	18.4%	18.1%	18.1%	10.0x	8.9x	8.2x	1.8x
	Median	76.5	85.5	95.4	14.7	16.5	18.6	19.2%	18.7%	18.8%	10.9x	9.6x	8.8x	2.0x

Santander	59.6	42.7	47.0	51.0	5.6	6.4	7.1	9.3%	10.7%	10.5%	21.0x	15.3x	10.4x	1.0x

Note:  All columns marked “E” contain forecasted estimates of amounts.

	Market Value	Operating Revenue			Net Income			ROE			Price to earnings ratio			Price to tangible book value ratio
in billions of €	10-Sep-14	2014E	2015E	2016E	2014E	2015E	2016E	2014E	2015E	2016E	2014E	2015E	2016E	10-Sep-14
BBVA	56.7	21.2	22.7	24.0	3.1	4.3	5.3	6.8%	9.1%	10.5%	16.5x	11.9x	9.8x	1.1x
CaixaBank	26.7	7.1	7.5	7.9	0.9	1.8	2.3	3.3%	6.9%	9.1%	n.a.	13.7x	10.6x	1.0x
HSBC	157.6	48.9	51.8	54.2	13.4	14.7	16.0	9.4%	9.8%	10.1%	12.1x	11.2x	10.7x	1.1x
BNP Paribas	66.8	38.3	39.4	40.9	4.2	6.9	8.2	2.7%	8.3%	9.5%	n.a.	9.2x	7.8x	0.8x
Societe Generale	31.7	23.7	24.7	25.4	3.1	3.7	4.3	6.4%	7.8%	8.5%	9.4x	7.5x	6.4x	0.6x
Crédit Agricole	30.8	16.0	16.9	17.5	2.5	3.4	3.9	5.6%	7.0%	7.7%	11.7x	8.4x	7.3x	0.6x
	Average	25.9	27.2	28.3	4.5	5.8	6.7	5.7%	8.1%	9.2%	12.4x	10.3x	8.8x	0.9x
	Median	22.4	23.7	24.7	3.1	4.0	4.8	6.0%	8.0%	9.3%	11.9x	10.2x	8.8x	0.9x
Santander	90.7	41.1	43.1	45.4	5.8	7.4	8.6	7.3%	8.7%	9.6%	14.7x	12.3x	11.0x	1.1x

Note:  All columns marked “E” contain forecasted estimates of amounts.

The results of the analyses for each of Santander Spain and Santander Brasil are summarized as follows:

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Price to earnings ratio
	units	2014E	2015E	2016E	AV - 5%	Average Value (AV)	AV + 5%
Average of Ratios of Comparable Companies	multiple	10.0x	8.9x	8.2x
Net Income Santander Brasil (consensus)	R$ millions	5,554.1	6,444.8	7,084.0
Implicit Market Value (100%)	R$ millions	55,304.3	57,516.5	57,798.9	54,029.6	56,873.2	59,716.9
Total Number of Units (formerly Treasury)	millions	3,775	3,775	3,775
Price per Unit	R$/unit	14.65	15.24	15.31	14.31	15.07	15.82

Note:  All columns marked “E” contain forecasted estimates of amounts.

Price to tangible book value ratio
	units	September 10, 2014	AV - 5%	Average Value (AV)	AV + 5%
Average of Ratios of Comparable Companies	multiple	1.8x
Tangible Book Value	R$ millions	47,623.0
Implicit Market Value (100%)	R$ millions	84,393.4	80,173.7	84,393.4	88,613.1
Total Number of Units (formerly Treasury)	millions	3,775
Price per Unit	R$/unit	22.36	21.24	22.36	23.47

As demonstrated in the previous table, the market multiple methodology resulted in a range of values per share for Santander Brasil of R$14.31 to R$15.82 based on estimated price to earnings ratios and R$21.24 to R$23.47 based on estimated price to tangible book value ratios.

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Price to earnings ratio

	units	2014E	2015E	2016E	AV - 5%	Average Value (AV)	AV + 5%

Average of Ratios of Comparable Companies	multiple	12.4x	10.3x	8.8x
Net Income Santander Spain (consensus)	€ millions	5,844.0	7,444.9	8,601.4
Implicit Market Value (100%)	€ millions	72,426.9	76,846.2	75,327.5	71,123.5	74,866.8	78,610.2
Total Number of Units (formerly Treasury)	millions	3,775	3,775	3,775
Price per Share	€/share	6.29	6.67	6.54	6.17	6.50	6.82

Note:  All columns marked “E” contain forecasted estimates of amounts.

Price to tangible book value ratio
	units	September 10, 2014	AV - 5%	Average Value (AV)	AV + 5%
Average of Ratios of Comparable Companies	multiple	0.9x
Tangible Book Value	€ millions	43,363.0
Implicit Market Value (100%)	€ millions	37,184.4	35,325.2	37,184.4	39,043.7
Total Number of Shares (formerly Treasury)	millions	11,522
Price per Share	€/share	3.23	3.07	3.23	3.39

As demonstrated in the previous table, the market multiple methodology resulted in a range of values per share for Santander Spain of €6.17 to €6.82 based on estimated price to earnings ratios, and €3.07 to €3.39 based on estimated price to tangible book value ratios.

None of the selected companies utilized as a comparison is identical to Santander Spain or Santander Brasil. Accordingly, BTG Pactual believes that the analysis of selected publicly traded companies is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in the BTG Fairness Opinion and its presentation to the board of directors of Santander Brasil, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of such selected companies.

Analyst Price Targets Analysis.

BTG Pactual examined certain estimates published by research analysts with respect to Santander Brasil and Santander Spain, respectively.  Only research estimates produced from 180 trading days prior to the date of the public announcement (fato relevante) filed by Santander Spain with respect to the exchange offers, up to and including the date of the public announcement, were considered in this analysis.  BTG Pactual then calculated the average and mean of the estimated price targets, in Brazilian reais  for Santander Brasil and in euros for Santander Spain.

Since these estimates represent the views of market analysts with respect to the future prospects of Santander Brasil and Santander Spain, BTG Pactual considers this price target analysis to be of moderate relevance.

Financial Institution	Market Analyst	Date of Estimate	Price Target (R$/unit)
Brasil Plural	Eduardo Nishio	04/28/14	12.90
Banco BTG Pactual SA	Eduardo Whitaker De Rosman	04/28/14	13.00
Itau BBA Securities	Regina Sanchez	04/25/14	13.30
Banco do Brasil SA	Nataniel Cezimbra	04/22/14	14.60
HSBC	Carlos Gomez-Lopez	04/22/14	14.00
Votorantim CTVM Research	Flavio Yoshida	04/17/14	17.80
Goldman Sachs	Carlos G Macedo	04/15/14	11.70
Banco Safra de Investimento	Francisco Kops	04/09/14	12.00
Bradesco Corretora	Carlos W Firetti	03/31/14	14.00
Credit Suisse	Marcelo Telles	03/23/14	12.83
Espirito Santo Investment Bank Research	Pedro Fonseca	03/11/14	12.40
UBS	Philip Finch	02/26/14	12.90

Average			13.45
Median			12.95

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Financial Institution	Market Analyst	Date of Estimate	Price Target (€/share)
BEKA Finance (ESN)	Javier Bernat	04/28/14	7.25
BBVA	Ignacio Ulargui	04/28/14	7.20
Nomura	Daragh Quinn	04/28/14	5.80
Ahorro Corporacion Financiera SA	Team Coverage	04/28/14	7.76
Oddo & Cie	Julie Legrand	04/25/14	7.80
JPMorgan	Kian Abouhossein	04/23/14	6.50
Societe Generale	Carlos Garcia Gonzalez	04/23/14	6.10
Mediobanca SpA	Andrea Filtri	04/23/14	6.00
Kepler Cheuvreux	Alfredo Alonso	04/23/14	7.07
Keefe, Bruyette & Woods	Antonio Ramirez	04/22/14	6.70
CaixaBank	David Fernandez	04/22/14	6.70
Exane BNP Paribas	Santiago Lopez Diaz	04/17/14	5.20
AlphaValue	David Grinsztajn	04/17/14	7.34
NMAS 1 Agencia de Valores	Francisco Riquel	04/15/14	8.10
Bankhaus Lampe	Neil Smith	04/11/14	6.00
Deutsche Bank	Raoul Leonard	03/31/14	6.20
HSBC	Carlo Digrandi	03/28/14	6.52
Banco Sabadell	Mario Lodos	03/10/14	6.70
BPI	Carlos Joaquim Peixoto	03/06/14	6.70
Goldman Sachs	Jernej Omahen	02/25/14	7.05
Main First Bank AG	David Vaamonde Juanatey	02/20/14	6.30
Macquarie	Benjie Creelan-Sandford	02/12/14	5.60
Credit Suisse	Ignacio Cerezo	02/10/14	6.50
Natixis	Frederic Teschner	02/06/14	5.60
Landesbank Baden-Wuerttemberg	Ingo Frommen	02/05/14	6.80

Average			6.62
Median			6.70

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Implied Exchange Ratio.

Using the results of valuation methodologies discussed above, BTG Pactual calculated implied exchange ratios for the Santander Brasil units as summarized in the table below.

As demonstrated in the table above, the exchange ratios that BTG Pactual calculated by applying the different valuation methodologies discussed above ranged from 0.60 to 0.85 new ordinary shares or ADSs issued by Santander Spain for each unit or ADS of Santander Brasil.  This range disregards distortions caused by methodologies that BTG Pactual considered to be of relatively low relevance, such as the tangible book value analysis and estimated price to tangible book value ratios.

In calculating the implied exchange ratios, BTG Pactual used the following Brazilian real  to euro exchange rates: (i) the average exchange rate of the 180 trading days prior to public announcement by Santander Spain of the exchange offers on April 29, 2014 (R$3.14 to €1.00); (ii) the average exchange rate from April 29, 2014 to September 10, 2014 (R$3.02 to €1.00); (iii) the exchange rate on March 31, 2014 (R$3.11 to €1.00); and (iv) the exchange rate on September 10, 2014 (R$2.97 to €1.00).

The BTG Liquidity Analysis.

In evaluating the potential effect of the exchange offers on the liquidity of the Santander Brasil units, BTG Pactual conducted a comparative analysis of four recent cases of public tender offers in the Brazilian market.  In each case, BTG Pactual used publicly-available information to quantify the reduction in average daily trading volume, or ADTV, that occurred concurrently with the reduction in the free float of the target company as a result of the tender offer.  The four cases examined were: (i) the tender offer by Cromossomo Participações II S.A. for shares of Diagnóstico da América S.A., which closed on March 12, 2014; (ii) the tender offer by JBS S.A. for shares of Vigor Alimentos S.A., which closed on January 21, 2014; (iii) the tender offer by Pearson Education do Brasil Ltda. for shares of Pearson Sistemas do Brasil S.A., which closed on March 4, 2011; and (iv) the tender offer by Companhia Energética de Minas Gerais – CEMIG for common shares of Terna Participações S.A., which closed on April 23, 2009.

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For each of the four cases examined, BTG Pactual analyzed the changes in ADTV (i) during the 180 trading days immediately preceding the commencement of the tender offer, (ii) during the period from the commencement of the tender offer to the announcement of its conclusion and (iii) subsequent the conclusion of the tender offer.  The results of this liquidity analysis are summarized in the table below.

Target Company		Before Tender Offer	After Tender Offer	Decline
Diagnósticos da América S.A.	ADTV	R$20.8 million	R$1.29 million	93.8%
	Free Float	99.6%	27.7%	72.2%
Vigor Alimentos S.A.	ADTV	R$0.02 million	R$0.001 million	94.1%
	Free Float	2.9%	0.3%	90.6%
Pearson Sistemas do Brasil S.A.	ADTV	R$1.3 million	R$0.17 million	87.1%
	Free Float	31.0%	0.4%	98.5%
Terna Participações S.A.	ADTV	R$6.41 million	R$0.29 million	95.5%
	Free Float	34.2%	4.7%	86.2%

Quantitatively, BTG Pactual observed that in three of the four examined cases, the decrease in ADTV immediately following the conclusion of the tender offer (expressed in millions of Brazilian reais) exceeded the decrease in free float (expressed as a percentage of the target company’s total shares).

Assuming participation in the exchange offers is consistent with the reduction in free float in the examined cases, which ranged from 72.2% to 98.5%, the ADTV of Santander Brasil units may drop between 87.1% and 95.5% as a result of the exchange offers, from an ADTV of approximately R$35.9 million to an ADTV of between R$1.6 million and R$4.6 million.

Additional Information.

In conducting its analyses and arriving at the BTG Opinions, BTG Pactual utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling BTG Pactual to provide to the board of directors of Santander Brasil (i) an opinion as to the fairness, from a financial point of view, to the shareholders of Santander Brasil of the exchange ratios proposed by Santander Spain in connection with the exchange offers and (ii) an analysis of the potential effect of the exchange offers on the liquidity of the Santander Brasil units, respectively. As described above, BTG Pactual made, and was provided by representatives of Santander Brasil’s management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Santander Brasil’s control. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual pas t or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, neither Santander Brasil nor BTG Pactual assumes responsibility if future results or circumstances differ materially from these forecasts or assumptions.

I-3-9

The foregoing summary is not a comprehensive description of all analyses performed and factors considered by BTG Pactual in connection with preparing the BTG Fairness Opinion and the BTG Liquidity Analysis. The preparation of the opinion and analysis described above is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to a summary description. BTG Pactual believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the BTG Opinions.  In arriving at its fairness opinions, BTG Pactual did not as sign specific weights to any particular analyses.

Other considerations were taken into account by the board of directors of Santander Brasil in its decision to hire BTG Pactual. Pursuant to Brazilian law, an exchange offer can only be launched after a valuation report is rendered by a third-party selected by the holders of qualifying minority shares at a shareholders’ meeting convened for this purpose. Brazilian law requires that the third-party be independent and, when rendering the valuation report, such entity must observe a series of requirements and minimum parameters. The valuation report issued pursuant to these rules is binding on the offer. The offer cannot be launched for an exchange ratio which is less favorable to the holders of Santander Brasil securities than the exchange ratio determined in such valuation report. The BTG Opinions were not used in this process.

Brazilian law does not require that a fairness opinion be issued. Accordingly, in the context of the exchange offers, the only purpose of the BTG Opinions was to serve as one of the elements to be considered by the board of directors of Santander Brasil when deciding whether to approve and recommend the exchange offers.

I-3-10

ANNEX II
Rothschild Valuation Report

Valuation Report of Santander Brazil and Santander S.A.

June 10, 2014

Contents

	Sections
1	Executive summary	2
2	Rothschild information and declarations	9
3	Valuation of Santander Brazil	15
4	Valuation of Santander S.A.	31
5	Exchange ratio between the Companies	44

	Appendices
A	Selected peers for Santander Brazil and Santander S.A.	46
B	Overview of the main players in the Brazilian banking industry	51
C	Selected analyst estimates for Santander Brazil and peers	56
D	Selected analyst estimates for Santander S.A. and peers	59
E	Disclaimer	65

1

1. Executive summary

1. Executive summary

1.1 Introduction

In the context of the Material Fact released on April 29th, 2014 (“Material Fact”), Banco Santander (Brasil) S.A. ("Santander Brazil" or "Company") informed the Market, and thus Rothschild, that Banco Santander S.A. (“BancoSantander” or “Santander S.A.”, and together with Santander Brazil, “Companies”) intends to launch a voluntary offer in Brazil and in the United States of America (“USA”) to acquire up to the totality of the shares of Santander Brazil which are not held by Santander S.A. with the objective to take the company out of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros’ ("BM&FBOVESPA“) Nível 2 corporate governance listing segment, in exchange for shares of Santander S.A. pursuant to paragraph 4th, Article 157 of Law nº 6.404/76, CVM Instruction nº 358/02 and nº 361, Title X of the By-Laws of Santander Brazil and Sections X and XI of Nível 2 Listing Rules (the “Voluntary Exchange Tender Offer” or “OPA”).

According to the Material Fact, the offer is voluntary and minority holders of Santander Brazil may choose whether or not to participate in the transaction, which is not subject to a minimum acceptance level. Santander S.A. shares would be traded on the São Paulo stock exchange through Brazilian Depositary Receipts (BDRs). Shareholders who accept the offer would receive, through BDRs or through American Depositary Receipts (ADRs), 0.70 newly-issued shares of Santander S.A. for every unit or ADR of Santander Brazil. After the OPA, the intention of Santander S.A.’s is to keep the shares of Santander Brazil listed on BM&FBOVESPA. However, they would migrate from the Nível 2 corporate governance listing segment to the traditional segment of BM&FBovespa.

In this context, N M Rothschild & Sons (Brasil) Ltda. (“Rothschild”) was hired by Santander Brazil to prepare the Valuation Report for purposes of the OPA, as per the Material Fact.

In this Valuation Report, Santander Brazil’s and Santander S.A.’s share price were both assessed according to the same criteria, as follows:n

■ Volume weighted average trading price

     – In the 12-month period immediately before the date of the Material Fact, and

     – Between the date of the Material Fact and June 10th, 2014

■ Shareholders’ equity book value per share as of March 31st, 2014 (adjusted for intangible items)

■ Economic value based on the comparable trading multiples valuation methodology

Except as otherwise stated, all financial information used was prepared according to International Financial Reporting Standards (“IFRS”).

3

1. Executive summary
1.2 Valuation methodology

In accordance with CVM Instruction nº361, Rothschild has performed a multi-approach valuation of Santander Brazil’s units and of Santander S.A.’s shares based on the three required criteria: volume weighted average price, book value and economic value

4

1. Executive summary
1.3 Valuation methodology (continuation)

Considerations on the applicability of the discounted cash flow methodology (DCF) in this specific case

■ The valuation approach based on DCF or on dividend discount methodologies takes into consideration the companies’ operational and financial characteristics and its growth perspectives, but may be subject to significant uncertainties and inaccuracies due to the number of variables involved and the difficulty to predict them with an acceptable level of precision.

■ This methodology relies on a large number of operational and macroeconomic assumptions, especially considering that this valuation involves a multinational financial group with a large number of activities in various segments and in multiple countries which are difficult to predict over the long-term.

■ Because the valuation involves, in this particular case, a multinational financial institution, this approach would entail such a level of complexity that it could actually result in a higher inaccuracy, given the volatility of assumptions such as interest rates, spreads, default rates, among others, in multiple countries. In addition, the approach would require forecasts related to regulatory items in multiple jurisdictions, such as the regulation on minimum level of capital, which would increase the inaccuracy of the analysis.

■ Dealing with such complexity and inherent imprecision was considered unnecessary and not recommended in this situation, especially given the existence of highly comparable companies with strong level of liquidity, as explained on pages 5, 27 and 41 of this Report

■ For these reasons, we did not perform a valuation based on DCF nor on dividend discount methodologies

Notes

1        Market capitalization was calculated based on 30-days volume-weighted unit price (for Santander Brazil) and share price (for Santander S.A.) as of the day of publication of the Material Fact

2        Sample of analysts’ projections include all projections of the Reuters brokers’ consensus for adjusted net income, provided by Thomson for Brazilian companies and by Factset for European companies

3        Tangible book corresponds to “Shareholders’ equity” - “Intangible assets” for Santander Brazil as per 2014 January – March Financial Report in IFRS and to Shareholders’ equity” + “Equity adjustments by valuation” – “Goodwill” as per Santander S.A. 2014 January – March Financial Report – “Other intangible assets” as per Santander S.A 2013 Auditor’s Report and Annual Consolidated accounts

5

1. Executive summary

1.4 Valuation summary for Santander Brazil
Economic value of Santander Brazil’s unit between R$10.63 and R$11.69

Summary valuation of Santander Brazil´s unit (R$ per unit1)	Valuation approach

The valuation of Santander Brazil´s units is based on the following methodologies:

■ Volume weighted average price per unit

     – VWAP 12M before the Material Fact disclosed by Santander S.A. on April, 29th 2014

     – VWAP from the Material Fact date to June 10th, 2014

■ Book value:

     – Tangible book value[2] (“TBV) per unit

■ Economic value based on comparable trading multiples:

      – Valuation based on trading multiples of selected Brazilian banks with a retail focus, namely: Itaú, Bradesco and Banco do Brasil

– Source: Reuters consensus net income estimates published by Thomson as of June 10th, 2014

The methodology adopted to the definition of Santander Brazil´s units economic value was the economic based on comparable trading 7.5 multiples

Source: Thomson, Reuters, Bloomberg and Santander Brazil filings and comparable companies’ filings. Notes: 1) total number of units outstanding equivalent to 3,827m net of 25m treasury units. 2) Tangible book defined as “Shareholders’ equity” – “Intangible assets” (as per Santander Brazil 2014 January – March Financial Report in IFRS). 3) P/E 14E, 15E, and 16E based on consensus net income estimates published by Thomson based on Reuters consensus as of June 10th, 2014 and unit price based on Bloomberg, calculated as the weighted average unit price on the 30 days prior to the announcement date

6

1. Executive summary

1.5 Valuation summary for Santander S.A.

Economic value of Santander S.A.’s share between €6.07 and €6.67

Summary valuation of Santander S.A.’s share (€ per share¹)	Valuation approach

The valuation of Santander S.A. shares is based on the following methodologies:

■Volume weighted average share price:

    –VWAP 12M before the Material Fact disclosed by Santander S.A. on April, 29th 2014
    –VWAP from the Material Fact date to June,10th 2014

■Book value:
     –Tangible book value[2] (“TBV”) per share

■Economic value based on comparable trading multiples :

– Valuation based on trading multiples of selected European banks with a retail focus, namely: HSBC, Lloyds Banking Group, BNP Paribas, BBVA, Nordea, Intesa San Paolo, Unicredit, Société Générale and Crédit Agricole

– Source: Reuters consensus net incomeestimates published by Factset as of June,10th 2014 methodology adopted to determine Santander S.A. shares economic value was the economicovalue based on comparable trading multiples

The methodology adopted to determine Santander S.A. shares economic value was the economic value based on comparable trading multiples

Source: Factest as of June, 10th 2014 and Santander S.A. filings and comparable companies’ filings. Notes: 1) Total outstanding shares of 11,561m (as per Santander S.A. 2014 January – March Financial Report) net of 39m treasury shares (as per Comisión Nacional del Mercado de Valores as of June, 10th 2014). 2) Tangible book defined as “Shareholders’ equity” + “Equity adjustments by valuation” – “Goodwill” (as per Santander 2014 January – March Financial Report) – “Other intangible assets” (as per Santander 2013 Auditor’s Report and Annual Consolidated accounts). 3) P/E 14E, 15E and 16E based on consensus net income estimates published by Facset based on Reuters consensus as of June 10th, 2014 and share price based also on Facset, calculated as the weighted average share price on the 30 days prior to the announcement date

7

1. Executive summary

1.6 Exchange ratio between the Companies

Summary of exchange ratio (Santander Brazil unit / Santander S.A. share)	Valuation approach

The values presented hereby for the exchange ratio are based on the following assumptions:

■ EUR/BRL exchange rate as of June 10th, 2014: 3.02

■ For comparable trading multiples valuation ranges:

– Minimum of the range correspond to the exchange ratio between the maximum value of the range for Santander S.A. share and the minimum of the range for Santander Brazil’s unit

– Maximum of the range correspond to the exchange ratio between the minimum value of the range for Santander S.A. share and the maximum of the range for Santander Brazil’s unit

The methodology adopted to determine the exchange ratio was the economic value based on comparable trading multiples

8

2. Rothschild information and declarations

2. Rothschild information and declarations

2.1 Information regarding Rothschild

Rothschild is a global financial advisory firm focused on mergers and acquisitions, strategic advice, shareholding reorganizations and financial restructurings, with over 50 offices worldwide.

Relevant Experience

Rothschild has significant experience advising large companies in Brazil, in Spain and globally.

Among the recent transactions performed in the financial industry in Brazil, we highlight:

Among the recent transactions performed in the financial industry in Spain, we highlight:

Internal approval process

Rothschild’s internal valuation committee reviewed the analysis performed by the project team. The committee is formed by professionals with experience in M&A and financial advisory. This committee has met with the project team and discussed the main assumptions and aspects related to the valuation methodologies presented in the Valuation Report and approved its release.

10

2. Rothschild information and declarations

2.2 Information regarding Rothschild

Experience in transactions that involved valuation of Brazilian listed companies in the last 3 years

Date	Company	Description
Current	ALL	▪ Advisor to Rumo on the US$4.6bn proposed merger between Rumo and ALL
Current	B2W	▪ Advisor to B2W on the US$1bn private capital increase guaranteed by Lojas Americanas and Tiger Global Management
2013	ambev	▪ Advisor to AmBev in the migration to a 1 share = 1 vote capital structure
2013	Gafisa	▪ Advisor to Gafisa on takeover defence
2013	REDECARD	▪ Independent advisor to Redecard on US$6.8bn public tender offer for delisting by Itaú (production of a Laudo de Avaliação under CVM nº361
2012	oi	▪ Advisor to Oi / Telemar in its US$15bn shareholding reorganization including also US$35m cash tender offer to delist Tele Norte Celular Participações
2011	Casino	▪ Advisor to Casino in the analysis and rejection of unsolicited offer for Pão de Açúcar
2011	Camargo Corrêa	▪ Advisor to Camargo Correa in the US$1.7bn disposal of its 11.4% voting stake in Itaúsa to Petros

11

2. Rothschild information and declarations

2.3 Rothschild team responsible for the report

	Background			Experience

Paolo Pellegrini	■	Paolo is a Managing Director of Rothschild in Brazil and a Global Partner. He has over 20 years of experience in banking, capital markets and corporate finance, in the Brazilian and international markets. Paolo joined Rothschild in 2010. Before that he was a managing director at Itaú-BBA. Paolo has a degree in business administration from Universidade Federal do Rio Grande do Sul	■	His recent transaction experience includes advice to Cosan, Grupo Rede, Almeida Júnior, Biosev, Grupo SBF, Lupatech among others

Gustavo Saito	■	Gustavo is a Director of Rothschild in Brazil. He has 15 years of experience in mergers and acquisitions and equity capital markets. He joined Rothschild in 2003 having worked before at Credit Suisse. Gustavo has business degree from Fundação Getúlio Vargas.	■	His recent transaction experience includes advice to Itaú, Banco do Brasil, Casino, Camargo Correa, Magazine Luíza, BM&F Bovespa, DASA, GP Investments, Fibria, Vivo, Copersucar and Tereos Internacional among others

Victor Leclercq	■	Victor Leclercq is a Vice-President of Rothschild in Brazil. He joined Rothschild in Paris in 2007 and moved to the São Paulo office in 2012. Prior to joining Rothschild, Victor has spent 6 months with Morgan Stanley in Paris. Victor graduated from Ecole Normale Supérieure (rue d'Ulm) and from HEC Paris	■	His recent transaction experience includes advice to Casino, GDF SUEZ, Biosev, EDF, Albioma among others

Klaus Schmidt	■	Klaus is an analyst of Rothschild in Brazil. He has 2 years of experience in the financial markets, focusing on M&A and holds a double-degree in business administration and economics from Insper - Instituto de Ensino e Pesquisa. Klaus attended a semester at University of St. Gallen, in Switzerland	■	His recent transaction experience includes advice to Cosan, B2W and Mills Engenharia e Serviços

12

2. Rothschild information and declarations

2.4 Rothschild S.A. team responsible for the report

	Background			Experience

Jacobo Gómez	■	Jacobo is a Managing Director of Rothschild in Spain. He has over 14 years of experience in banking in the Spanish and international markets. Jacobo joined Rothschild in 2009. Before that he worked for 8 years at Lehman Brothers in the financial institutions group in London and Madrid. Jacobo has a degree in business administration and a second degree in actuarial sciences from Universidad Pontificia de Comillas (ICADE)	■	His recent transaction experience includes advice to Santander, Bankia, Banco Sabadell, GNB Sudameris, CaixaBank and BBVA among others

Juan Venegas	■	Juan is a Vice-President of Rothschild in Spain. He joined Rothschild in Madrid in 2010. Prior to joining Rothschild, Juan worked in the FIG Corporate Finance Division of KPMG. Juan has a degree in Industrial Engineering from Universidad Pontificia de Comillas (ICAI)	■	His recent transaction experience includes advice to Santander, Bankia, Banco Sabadell, CaixaBank, BBVA among others

13

2. Rothschild information and declarations

2.5 Declarations

1	As of the date of this Valuation Report, neither Rothschild nor its controlling entity Rothschild Latin America NV, nor any member of the team involved in preparing the Valuation Report own shares issued by Santander Brazil or Santander S.A., or derivatives referenced on it, be it on its own proprietary account or under discretionary administration.

2	Rothschild states that it does not have any commercial or credit information of any kind that can impact the Valuation Report.

3	Rothschild does not have any conflict of interest that can reduce the independency required to the accomplishment of its functions.

4	For providing this Valuation Report, Rothschild will receive the net fixed amount of US$800,000.00 (eight hundred thousand United States dollars) and no variable compensation.

5	In the last 12-month period until the present date, Rothschild has received no remuneration neither from Santander Brazil nor from Santander S.A. (not considering the compensation to be received due to the issuance of this Valuation Report), and its affiliate in Spain, Rothschild S.A., received for purposes of compensation for financial advisory services rendered to Santander S.A., the amount of US$4,500,000.00, and received no remuneration from Santander Brazil (not considering the compensation to be received due to the issuance of this Valuation Report).

6	As mentioned in note 14 on page 68, in Appendix F of this Report (“Disclaimer"), Rothschild is entitled to certain indemnifications, to be paid by Santander Brazil, due to certain liabilities that might arise from our work.

14

3. Valuation of Santander Brazil

3. Valuation of Santander Brazil

3.1 Company overview

Main highlights

Source Company, CVM

Notes

1   Based on the total number of shares, excluding shares held in treasury, as of June 9th, 2014 (CVM’s website accessed on June 9th, 2014)
2   As of March31st, 2014 – Breakdown in BR GAAP

16

3. Valuation of Santander Brazil

3.2 Company overview

Financial and operating performance

Interest and similar income (R$bn)

51.7
52.6
51.2
53.0
2011
2012
2013
LTM 1Q14
Interest and similar income

Net interest income (R$bn)

53.7%
60.0%
55.6%
53.2%
27.8
31.6
28.5
28.2
2011
2012
2013
LTM 1Q14
Net interest income
Net interest income / Interest and similar income

Operating profit before taxes (R$bn)

17.0%
10.4%
7.8%
7.9%
8.8
5.5
4.0
4.2
2011
2012
2013
LTM 1Q14
Operating profit before taxes
Operating profit before taxes / Interest and similar income

Net income (R$bn)

15.0%
10.4%
11.4%
10.7%
7.7
5.5
5.8
5.7
2011
2012
2013
LTM 1Q14
Net profit
Net profit / Interest and similar income

17

3. Valuation of Santander Brazil

3.3 Historical financial analysis of Santander Brazil

Balance sheet – Fiscal years ended on December 31st and 1Q14

18

3. Valuation of Santander Brazil

3.4 Historical financial analysis of Santander Brazil

Profit & loss

Profit & loss				
R$m	2011	2012	2013	LTM 1Q14
Interest and similar income	**51,716**	**52,644**	**51,217**	**52,953**
Interest expense and similar charges	(23,920)	(21,057)	(22,738)	(24,795)
Net interest income	**27,796**	**31,587**	**28,479**	**28,158**
Fee and comission	7,199	7,610	8,100	8,125
Other income	(485)	–	–	–
Total income	**34,510**	**38,570**	**35,713**	**35,048**
Administrative expenses	(12,783)	(13,773)	(13,850)	(13,849)
Depreciation and amortization	(1,000)	(1,201)	(1,252)	(1,240)
Impariment losses (net)	(9,420)	(16,514)	(14,463)	(13,454)
Other expenses	(2,533)	(1,608)	(2,129)	(2,336)
Operating profit before tax	**8,774**	**5,475**	**4,018**	**4,169**
Income tax	(1,101)	(37)	(234)	(535)
Profit from continued operations	**7,673**	**5,438**	**3,785**	**3,634**
Discontinued operations	74	55	2,063	2,054
Consolidated profit for the period	**7,747**	**5,493**	**5,848**	**5,688**
Minority interest	8	11	125	136
Consolidated profit (Group share)	**7,739**	**5,483**	**5,723**	**5,553**

Source Company, IFRS

19

3. Valuation of Santander Brazil

3.5 Brazilian banking sector overview (1/2)

Despite
macroeconomic
headwinds (high level
of inflation, low real GDP growth outlook
for 2014-2015…) and
falling consumer confidence, the credit
market remains strong with public banks supporting
loan growth

Note
1	Fundação Getúlio Vargas IBRE

20

3. Valuation of Santander Brazil

3.6 Brazilian banking sector overview (2/2)

Overview of the main publicly traded players

Source Companies (as of 4Q13 – according to IFRS, except for BTG Pactual and Banco da Amazônia only publishing in BR GAAP)

21

3. Valuation of Santander Brazil

3.7 Overview of share capital of Santander Brazil (1/2)

Details on stock dividend and reverse split

Proposed stock dividend and reverse split approved by Santander Brazil’s shareholders on March 18th, 2014 and by the Brazilian Central Bank on April 22nd, 20141

Stock dividend distribution of 0.047619048 preferred share (“PN shares” or “PNs”) for each existing common share (“ON shares” or “ONs”) or existing preferred share1

■ Issuance of 19,002,100,957 new PN shares1

– Number of ON shares to remain at 212,841,731,7541

– Number of PN shares to increase from 186,202,385,151 to 205,204,486,1081■ Equivalent to a distribution of 5 PN shares for each existing unit■ Each unit, formerly composed of 55 ON shares and 50 PN shares, will be composed of 55 ON shares and 55 PN shares following the stock dividend distribution, without any impact on the value of each unit

Reverse split of 1 ON share and 1 PN share for 55 ON shares and 55 PN shares1

■ In the rest of the report, “New Share” defined as Santander Brazil share following reverse split■ Number of shares to decrease from 418,046,217,862 to 7,600,840,3251

– Number of ON shares to decrease from 212,841,731,754 to 3,869,849,6681

– Number of PN shares to decrease from 205,204,486,108 to 3,730,990,6571

■ Each unit to be composed of 1 ON share and 1 PN share, instead of 55 ON shares and 55 ON shares1, without any impact on the value of each unit

■ Total shares held in treasury post stock dividend distribution and reverse split: 25,345,519 ON shares and 25,345,519 PN shares2

Notes
1	Material Fact published on April, 23th 2014
2	Company information communicated to Rothschild as of June, 10th 2014

22

3. Valuation of Santander Brazil

3.8 Overview of share capital of Santander Brazil (2/2)

Source Company, CVM

Notes

1    Based on the total number of shares, excluding shares held in treasury, as of June 9th, 2014
2    Company information communicated to Rothschild as of June, 10th 2014

23

3. Valuation of Santander Brazil

3.9 Valuation by volume weighted average price (1/2)

VWAP points to R$12.22 in the last twelve months prior to announcement date and R$15.09 from the announcement date to June 10th, 2014

24

3. Valuation of Santander Brazil

3.10 Valuation by volume weighted average price (2/2)

Average price calculated for the periods of 1, 30, 60, 90, 180 trading days and 1 year before the date of the Material Fact and for the period since the date of the Material Fact until June 10th, 2014

25

3. Valuation of Santander Brazil

3.11 Shareholder´s equity book value per unit

As of March, 31st 2014, Santander Brazil’s book value per unit was of R$20.30 and tangible book value per unit was of R$12.62

26

3. Valuation of Santander Brazil

3.12 Comparable trading multiples methodology

Details on methodology applied

Notes

1 Tangible book corresponds to “Shareholders’ equity” -“Intangible assets” (as per Santander Brazil 2014 January – March Financial Report in IFRS)

2 Book value corresponds to “Shareholders’ equity” (as per Santander Brazil 2014 January – March Financial Report in IFRS) – See adjustment performed for Bradesco and Banco do Brasil in Section 3.13

3 As provided in Article 238 of Law 6,404/76, "the legal entity that controls a joint capital company (referring to“companhia de economia mista”, in Portuguese) has the duties and responsibilities of the controlling shareholder (Articles 116 and 117), but may guide the company's activities in order to meet the public interest that justified its creation"

■ Pursuant to CVM Instruction 361, Rothschild has selected the comparable trading multiples valuation approach in order to estimate the economic value of Santander Brazil

■ Comparable Trading Multiples is a relative valuation method which estimates the value of a company using ratios of market valuation to financial metrics of similar publicly traded companies; traditional trading multiples include P/E, and P/TBV

– P/E multiples are based on volume weighted average share price over the last 30 days prior to the publication of the Material Fact published by Bloomberg as of June 10th, 2014, and consensus estimates of net income for Santander Brazil and selected comparable companies published by Thomson as of June 10th, 2014

– P/TBV multiples are based on volume weighted average share price over the last 30 days prior to the publication of the Material Fact published by Bloomberg as of June 10th, 2014, and tangible book values[1] as of March 31st 2014

    – Given disparity in level of goodwill and intangibles among peers, P/BV1 was not considered

■ Trading multiples of Santander Brazil’s comparable companies were calculated based on the net income forecasts for the years 2014, 2015 and 2016, and applied over the net income forecasts for Santander Brazil over the same years, given that forecasts from market analysts are generally limited to three years

■ The calculation of trading multiples was based on the 30-day volume-weighted average share price until April 28th, 2014

– A historical period of 30 days was chosen, in order to reduce short-term volatility in the share price. The adoption of longer historical periods would not necessarily reflect the current fundamentals of the companies

■ Selected comparable companies are Brazilian banks with similar scale and retail focus (see Appendix B for more details on selection of peers):

– Itaú

– Bradesco

– Banco do Brasil[3]

■ The institutions selected have similar business models than that of Santander Brazil

– Despite the small number of companies comparable to Santander Brazil, the sample is of high quality, as it comprises direct competitors, with comparable scale, high liquidity and they all are included in the Bovespa Index

– We believe that adding Latin American institutions to the sample of companies comparable to Santander Brazil would not improve the quality of the analysis, mainly due to the lack of Latin American banks based in other geographies, with scale and operations in Brazil comparable to Santander Brazil. Conversely, Santander Brazil has an essentially Brazilian operation, with no direct operations in other geographies of Latin America.

– A description of these institutions is provided in Appendix A

27

3. Valuation of Santander Brazil

3.13 Adjustments performed for P/TBV of peers

As Bradesco and Banco do Brasil only report in IFRS as of year end and last set of published figures for March 31st,2014, are only available in BR GAAP established by BACEN, Tangible Book value in IFRS as of March 31st,2014, was estimated based on Tangible Book value in BR GAAP adjusting for the difference between BR GAAP and IFRS as of December 31st, 2013

Source Companies’ financial reports in BR GAAP and IFRS

28

 3. Valuation of Santander Brazil

3.14 Trading multiples

29

3. Valuation of Santander Brazil

3.15 Valuation based on comparable trading multiples

Trading multiples methodology, based on P/E, leads to a range of value per unit between R$10.63 and R$11.69

Comparable methodology based on P/TBV was not considered as appropriate to value Santander Brazil:

- High level of capitalization of Santander Brazil compared to its peers (11.5% Tangible Book Value/ Total assets vs. on average 6.7% for its three peers), as of December 31st, 2013

- Low level of operating margins of Santander Brazil (11.2% Net Income/ Income from interest and similar income vs. on average 13.7% for its three peers), in 2013

Source Companies, Bloomberg market data, Thomson based on Reuters consensus, Research reports

Notes

1 Thomson (as of June 10th, 2014) – Brokers’ estimates based on Reuters consensus (median)

30

4. Valuation of Santander S.A.

4. Valuation of Santander S.A.

4.1 Brief overview of Santander S.A.

Overview of activities and geographical footprint

Overview	Global presence (2013)

■ Santander S.A. is a global banking group with significant presence in Iberia, Latin America, UK, USA, Germany and Poland

■ As of end December 2013, the Group had c.182,958 employees, over 100m customers and a worldwide presence with c.13,927 branches

■ €81.3bn market cap as of April, 28th 2014 (P/E 14E of 13.9x, P/E 15E of 11.9x and P/TBV as of March, 31st of 1.88x), total assets of €1.2trn, net customer loans of €678bn and net income of €1.6bn in 1Q14

■ Banco Santander has not taken part so far in the Spanish domestic consolidation process; however, it has been active abroad with recent transactions including the filing for IPO of its USA consumer subsidiary, acquisition of an 8% of Bank of Shanghai, sale of Colombia operations to Corpbanca, sale of 50% of its asset management division, sale of 33% of its USA consumer finance division and bancassurance agreement with Zurich for Latin America core markets

■ Long-term ratings of BBB+ (S&P), Baa1 (Moody’s) and A- (Fitch)

Continental Europe	UK	Latin America		USA

■ #3 banking group in Spain by total assets	■ Top-5 bank in the UK after the acquisition of Abbey National (in 2004), Alliance and Leicester (Jul-08) and Bradford and Bingley branches and deposits (Sep-08)	■ Leading positions in Brazil, Mexico, Chile and Argentina with 6,046 branches and almost 91,000 employees	■	In Jan-09, Santander S.A. acquired the remaining stake (75.7%) that it did not hold yet in Sovereign for c.€1.4bn
■ Spain: customer loans of €157bn and deposits of €183bn, 2,915 branches with 18,704 employees.		■ Focus on SMEs and individuals, savings and lending products, cards and consumer credit	■	Strong presence in North East region with 706 branches, 9,741employees and more than 1.7 million customers
■ Santander S.A. Consumer Finance: leading consumer lender in 13 European countries with customer loans of €56bn, deposits of €31bn, 610 branches and 9,872 employees		■ Brazil: net customer loans of R$211bn and 48.5 thousand employees	■	Total assets of €79bn, customer loans of €59bn and deposits of €40bn as of Mar-14
■ Portugal: former Banco Totta, €24bn customer loans and €24bn deposits, 5,635 employees and 640 branches. In 2014 has been named Best Bank in Portugal	■ Focused on retail banking: market shares of 12.5% in mortgages and 5.7% in SMEs	■ Mexico: customer loans of €22bn and deposits of €26bn, 14,804 employees and 1,258 branches (Mar-14)	■	The bank sold 33% of its consumer finance US operations in Oct-11 to Warburg, KKR and Centerbridge Partners
■ Poland: in Jan-13 Bank Zachodni WBK (acquired in Sep-10) and Kredyt Bank merged consolidating Santander S.A. as #3 bank in Poland by total assets (€28.7bn) with 12,363 employees and c.830 branches	■ 1,157 branches, 25,368 employees and 25.5m customers	■ Chile: customer loans of €28bn and deposits of €20bn, 12,290 employees and 493 branches (Mar-14)	■	Completed IPO of its US consumer subsidiary in Jan-14
	■ Total assets of €338bn and net customer loans of €234bn	■ Argentina: customer loans €5.1bn and deposits of €5.9m, 6,874 employees and 370 branches
■ It is also present in Puerto Rico, Uruguay and Peru
■ Closed sale of Banco de Venezuela to the Venezuelan Government for €750m in Jul-09 and Colombian subsidiary to CorpBanca for €910m in Dec-11

Source Company publicly available information, Bloomberg as of June, 10th 2014, market capitalization based on 30-day volume-weighted average share price until April. 28th 2014

32

 4. Valuation of Santander S.A.

4.2 Brief overview of 3% Santander S.A.

Spain represents 23% of total assets and 24% of loans; however, currently only 6% of net income

United Kingdom represents 26% of total assets and 35% of loans; however, only 12% of revenues and 15% of net income

Brazil is the biggest contributor to the P&L with 34% of total revenues, 26% of net income and only 11% of total assets and 10% of loans

Assets (December 31st, 2013)[1]

Corporate activities 15%
USA 5%
Other latam 2%
Chile 3%
Mexico 4%
Brazil 11%
United Kingdom 26%
Spain 23%
Portugal 3%
Poland 2%
Santander CF 6%

Total: €1,115.6bn[3]

Loans (December 31st, 2013)[1]

Other latam 2%
USA 6%
Chile 4%
Mexico 3%
Brazil 10%
United Kingdom 35%
Spain 24%
Portugal 4%
Poland 3%
Santander CF 9%

Total: €650.6bn[3]

Deposits (December 31st, 2013)[1]

Corporate activities 1%
USA 6%
Other latam 3%
Chile 3%
Mexico 4%
Brazil 10%
United Kingdom 31%
Spain 30%
Portugal 4%
Poland 3%
Santander CF 5%

Total: €572.9bn[3]

Revenues (2013)[1,4]

Other latam 5%
USA 5%
Chile 6%
Mexico 8%
Brazil 34%
United Kingdom 12%
Spain 17%
Portugal 2%
Poland 3%
Santander CF 8%

Total: €39.7bn[3]

Net income (2013)[1,4]

Other latam 7%
USA 9%
Spain 6%
Portugal 1%
Poland 6%
Santander CF 10%
United Kingdom 15%
Brazil 26%
Mexico 12%
Chile 8%

Total: €5.5bn[3]

Branches (December 31st, 2013)[2]

Argentina 3%
USA 5%
Other 2%
Chile 3%
Mexico 9%
Brazil 26%
United Kingdom 8%
Santander CF 4%
Poland 6%
Portugal 5%
Spain 29%

Total: 13,927[2]

Source Santander S.A. 2013 Annual Report and Santander S.A. 2013 January – December Financial Report. Notes: 1) As reported in Santander S.A. 2013 January – December Financial Report. 2) As reported in Santander S.A. 2013 Annual Report. 3) Santander S.A. consolidated figure as reported in Santander S.A. 2013 Annual Report. 4) Geographical breakdown does not include “Corporate activities”

33

4. Valuation of Santander S.A.

4.3 Historical financial analysis of Santander S.A.

Balance sheet

Balance sheet - Assets					Balance sheet - Liabilities

€m	2011	2012	2013	1Q14	€m	2011	2012	2013	1Q14

Cash and deposits in CB	96,524	118,488	77,103	82,402	Trading portfolio	146,948	143,242	94,673	105,947
Trading portfolio	172,638	177,917	115,289	128,631	Other financial liabilities at fair value	44,909	45,418	42,311	51,500
Other financial assets at fair value	19,563	28,356	31,381	38,992	Deposits from central banks	34,996	50,938	9,788	11,125
Available for sale securities	86,613	92,266	83,799	90,889	Interbank funding	81,373	80,732	76,534	86,988
Interbank loans	42,389	53,785	56,017	46,357	Customer deposits	588,977	589,104	572,853	573,255
Customer loans	730,296	696,014	650,581	677,639	Debt securities	189,110	201,064	171,390	179,446
Hedge derivatives	9,898	7,936	8,301	n.a.	Subordinated debt	22,992	18,238	16,139	17,738
Non current assets held for sale	5,338	5,700	4,892	n.a.	Hedge derivatives	6,444	6,444	5,283	n.a.
Participations	4,155	4,454	5,536	3,502	Provisions	15,572	16,148	14,475	14,900
Pension liabilities	2,146	405	342	n.a.	Tax liabilities	8,174	7,765	6,079	n.a.
Fixed assets	13,846	13,860	13,654	n.a.	Other liabilities	29,172	29,232	26,211	45,298
Intangible assets	28,083	28,062	26,241	n.a.	Total liabilities	1,168,667	1,188,325	1,035,736	1,086,197
Tax assets	22,901	27,053	26,819	n.a.	Valuation adjustments	(4,482)	(9,474)	(14,152)	(13,253)
Other assets	17,136	15,304	15,683	100,305	Equity	80,896	81,334	84,740	85,631
					Minorities	6,445	9,415	9,314	10,142
					Shareholders' equity	82,859	81,275	79,902	82,520
Total assets	1,251,526	1,269,600	1,115,638	1,168,718	Total liabilities and equity	1,251,526	1,269,600	1,115,638	1,168,718

Source Santander S.A. 2011, 2012 and 2013 Auditor’s Report and Annual Consolidated accounts and Santander S.A. 2014 January – March Financial Report

34

4. Valuation of Santander S.A.

4.4 Historical financial analysis of Santander S.A.

Profit & loss and key ratios

Profit & loss

€m	2011	2012	2013	1Q14
Interest income	60,856	58,791	51,447	n.a.
Interest expense	(30,035)	(28,868)	(25,512)	n.a.
Net interest income	**30,821**	**29,923**	**25,935**	**6,992**
Net comissions	10,472	10,261	9,761	2,331
Financial result	2,838	3,329	3,234	767
FX result	(522)	(189)	160	n.a.
Other income/expense	469	960	587	34
Total noninterest income	**13,257**	**14,361**	**13,742**	**3,132**
Total revenues	**44,078**	**44,284**	**39,677**	**10,124**
Personnel expenses	(10,326)	(10,306)	(10,069)	(2,455)
Administrative expenses	(7,455)	(7,495)	(7,383)	(1,801)
D&A	(4,710)	(3,661)	(4,573)	(590)
Total noninterest expense	**(22,491)**	**(21,462)**	**(22,025)**	**(4,847)**
Provision for loan losses	(11,868)	(18,880)	(11,227)	(2,695)
Other provisions	(1,517)	(508)	(503)	(87)
Other income/expense	(263)	149	1,730	(347)
Net income before taxes	**7,939**	**3,583**	**7,652**	**2,149**
Taxes	(1,776)	(590)	(2,113)	(569)
Profit/(loss) from disc. op.	(24)	70	(15)	(0)
Net income	**6,139**	**3,063**	**5,524**	**1,579**

Key ratios

	2011	2012	2013	1Q14
RoE	7.5%	3.7%	6.9%	7.8%
RoA	0.50%	0.24%	0.46%	0.55%
NIM (% of ATA)	2.50%	2.37%	2.17%	2.45%
Total revenues (% ATA)	3.57%	3.51%	3.33%	3.55%
Net commissions/Revenues	23.8%	23.2%	24.6%	23.0%
CIR	51.0%	48.5%	55.5%	47.9%
Opex (% of ATA)	1.82%	1.70%	1.85%	0.42%
LTD	124.0%	118.1%	113.6%	118.2%
Cost of risk (% ATA)	1.08%	1.54%	0.98%	0.97%
Effective tax rate	22.4%	16.5%	27.6%	26.5%
Core Tier 1 ratio	10.0%	10.3%	11.7%	10.6%[1]
TBV / Tangible assets	3.9%	3.5%	3.8%	3.8%[2]

Source Santander S.A. 2011, 2012 and 2013 Auditor’s Report and Annual Consolidated accounts and Santander S.A. 2014 January – March Financial Report. Notes: 1) 1Q14 Core Tier 1 ratio not comparable with previous years as it refers to new regulation which entered in force in January 2014 (CRD IV). 2) Tangible book defined for 1Q14 as “Shareholders’ equity” + “Equity adjustments by valuation” – “Goodwill” (as per Santander S.A. 2014 January – March Financial Report) – “Other intangible assets” (as per Santander S.A. 2013 Auditor’s Report and Annual Consolidated accounts) and Tangible assets defined for 1Q14 as

“Total assets” – “Goodwill” (as per Santander S.A. 2014 January – March Financial Report) – “Other intangible assets” (as per Santander S.A. 2013 Auditor’s Report and Annual Consolidated accounts)

35

4. Valuation of Santander S.A.

4.5 Santander S.A. key milestones

Key dates timetable

Date	Event
1857	Foundation of Banco Santander in Santander (Spain)
1920-1930	Beginning of the domestic expansion
1940	Consolidation of the bank's presence across Spain through the acquisition of small local franchises
1947	Beginning of the international expansion with the opening of branches Cuba, Argentina, Mexico, Venezuela and London
1960	First international acquisition (Banco del Hogar in Argentina)
1967	Santander IPO
1975-1989	Reinforcement through acquisition of local franchises of the bank's presence across Latin America (Banco Español-Chile (1982), First National Bank de Puerto Rico (1976)), Portugal (1988) and Germany (1989)
1990-2000	Consolidation of the bank's presence across Latam (mainly acquisition of Banco General de Comercio (1997), Banco Noroeste (1998), Meridional (2000) and Banespa (2000) in Brazil, Grupo Financiero Invermexico in Mexico (1996) and Banco Rio in Argentina (1997)), merger with Banco Central Hispano (1999) and acquisition of Banesto (1994) and Totta in Portugal (2000)
2000-2005	Expansion to the US and UK with the acquisitions of Abbey (2004) and a c.20% stake in Sovereign (2005)
2006-2008	Acquisition of Banco Real in Brazil (2007) and Alliance & Leicester and Bradford & Bingley in UK (2008)
2010	Full acquisition of Sovereign Bancorp in the USA
2011	Consolidation of its operations in Germany with the acquisition of SEB and in Poland with BZ WBK
2012	
2013	BZ WBK merger with Kredyt Bank and acquisition of Banesto minorities

Source Company webpage

36

4. Valuation of Santander S.A.

4.6 Spanish banking system overview

Spanish banks leaving behind the crisis; P&L full recovery expected for 2016

Significant consolidation has taken place in the last 4 years

Significant improvement of the macro prospects as the Spanish economy gradually corrects all the imbalances that originated the crisis back in 2008

Consolidation and cost optimization key to increased profitability for the Spanish banks

Santander S.A. is #3 bank in Spain with €281bn total assets and a 9.3% market share

Current key themes in the Spanish banking landscape

■ The Spanish economy is recovering faster than expected driven by improving confidence, household consumption, funding costs, current account and a stabilizing labor and housing market. This is already positively affecting banks fundamentals:

–	Gradual improvement in asset quality (improving NPL entries and stability in coverage ratios) combined with initial steps towards a more meaningful reduction of RE assets

–	Significant improvement in funding costs driven by fall in retail term deposits costs and improved access to wholesale markets given investors’ change in risk perception

–	Basel III capital position significantly improved after Government guarantee on certain DTAs (private domestic Spanish banks already complying with Basel III fully loaded market requirements)

–	Increased profitability ratios driven by falling retail deposits costs, new business higher spreads and the important restructuring process undertaken by Spanish banks

Source Companies financial statements, AEB, CECA, UNACC, Bank of Spain and Factset

37

4. Valuation of Santander S.A.

4.7 Valuation by volume weighted average price (1/2)

VWAP points to €6.05 in the last twelve months prior to the announcement date and €7.39 from the announcement date to June, 10th 2014

Volume weighted average price (April, 29th 2013 to April, 28th 2014)
Price per share (€)
Volume (€m)
Material Fact release (April 29th, 2014)
VWAP €6.05
8.0
7.5
7.0
6.5
6.0
5.5
5.0
4.5
4.0
2,500
2,000
1,500
1,000
500
-
Apr-13
Jul-13
Oct-13
Jan-14
Apr-14
Volume
Share price - (€)

Volume weighted average price (April 29th 2014 to June 10th 2014)
Price per share (€)
Volume (€m)
VWAP €7.39
8.0
7.5
7.0
6.5
6.0
5.5
5.0
4.5
4.0
2,500
2,000
1,500
1,000
500
-
Apr-14
May-14
May-14
May-14
May-14
Jun-14
Jun-14
Volume
Share price - (€)

Source: Factset as of June, 10th 2014

38

4. Valuation of Santander S.A.

4.8 Valuation by volume weighted average price (2/2)

Average price calculated for the periods of 1, 30, 60, 90, 180 trading days and 1 year before the date of the Material Fact and for the period since the date of the Material Fact until June, 10th 2014

39

4. Valuation of Santander S.A.

4.9 Shareholder’s equity book value per unit

Book value and tangible book value per share as of March, 31st 2014 points to €6.28 and €3.76, respectively

Source: Company information and CNMV

Notes

1 IFRS accounting principles

2 Book value defined as “Shareholders’ equity” + “Equity adjustments by valuation” (as per Santander S.A. 2014 January – March Financial Report)

3 11,561m outstanding shares (as per Santander S.A. 2014 January – March Financial Report)

4 39m treasury shares as per Comisión Nacional del Mercado de Valores as of June, 10th 2014

5 Tangible book corresponds to “Shareholders’ equity” + “Equity adjustments by valuation” – “Goodwill” (as per Santander S.A. 2014 January – March Financial Report) – “Other intangible assets” (as per Santander S.A. 2013 Auditor’s Report and Annual Consolidated accounts)

40

4. Valuation of Santander S.A.

4.10 Comparable trading multiples methodology

Details on methodology applied

Notes

1 Tangible book corresponds to

“Shareholders’ equity” + “Equity adjustments by valuation” – “Goodwill” (as per

Santander S.A. 2014 January – March Financial Report) –

“Other intangible assets” (as per Santander S.A. 2013

Auditor’s Report and Annual

Consolidated accounts)

2 Book value defined as

“Shareholders’ equity” + “Equity adjustments by valuation” (as per Santander S.A. 2014 January – March Financial Report)

■ Pursuant to CVM Instruction 361, Rothschild has selected the comparable trading multiples valuation approach in order to estimate the economic value of Santander S.A.■ Comparable Trading Multiples is a relative valuation method which estimates the value of a company using metrics of similar publicly traded companies; traditional trading multiples include P/E and P/TBV

– P/E multiples are based on volume weighted average share price over the last 30 days prior to the publication of the Material Fact published by Factset as of June, 10th 2014 and consensus estimates of net income for Santander S.A. and selected comparable companies published by Factset as of June, 10th 2014

– P/TBV multiples are based on volume weighted average share price over the last 30 days prior to the publication of the Material Fact published by Factset as of June, 10th 2014 and tangible book values[1] as of March 31st 2014

 – Given disparity in level of goodwill and intangibles among peers, P/BV2 was not considered

■ Trading multiples of Santander S.A.’s comparable companies were calculated based on net income projections by analysts for the years 2014, 2015 and 2016, and applied to the net income projections by analysts for Santander S.A. over the same years, given that estimates reported by market analysts are generally limited to three years

■ The calculation of the trading multiples was based on the 30-day volume-weighted average share price until April 28th, 2014

– A historical period of 30 days was chosen, in order to reduce short-term volatility in the share price. The adoption of longer historical periods would not necessarily reflect the current fundamentals of the companies

■ Selected comparable companies are European banks with a retail focus (a description of the selected institutions is provided on Appendix A):

– HSBC

– BNP Paribas

– Lloyds Banking Group

– BBVA

– Nordea

– Intesa Sao Paolo

– UniCredit

– Société Générale

     – Crédit Agricole

■ The institutions selected have similar business models than that of Santander S.A.

– We have excluded from the sample European banks with significant investment banking operations (i.e. Deutsche Bank, Barclays, Credit Suisse and UBS), not geographically diversified or without large retail operations in Europe (i.e. Standard Chartered) and those banks which recently went through government led processes of reorganization and recapitalization as part of a restructuring process (i.e. Royal Bank of Scotland, ING and Commerzbank)

41

4. Valuation of Santander S.A.

4.11 Trading multiples

Trading multiples

	Market cap[1]	Price / Earnings multiples			CAGR	Price / Tangible Book multiple	
	€bn	P / E 14E	P / E 15E	P / E 16E	*14E-16E*	Tangible BV (€bn)	P / TBV[2]
HSBC	139.8	10.87x	9.87x	9.31x	*8.0%*	111.8	1.25x
BNP PARIBAS	69.9	12.09x	10.07x	8.63x	*18.4%*	77.6	0.90x
LLOYDS BANKING GROUP	64.1	15.81x	10.12x	8.99x	*32.6%*	43.9	1.46x
BBVA	51.8	16.70x	11.58x	9.59x	*31.9%*	34.1	1.52x
Nordea	40.9	11.21x	10.48x	10.00x	*5.9%*	25.0	1.64x
INTESA SANPAOLO	38.1	19.09x	13.18x	10.28x	*36.3%*	37.5	1.01x
UniCredit Bank	37.8	19.51x	13.02x	10.97x	*33.4%*	42.1	0.90x
SOCIETE GENERALE	34.7	11.44x	8.49x	7.75x	*21.5%*	45.1	0.77x
CA	28.7	10.15x	8.21x	7.45x	*16.7%*	29.9	0.96x
Average		**14.10x**	**10.56x**	**9.22x**	***22.7%***		**1.16x**
Median		**12.09x**	**10.12x**	**9.31x**	***21.5%***		**1.01x**
For reference: Santander S.A.							
Santander	81.3	13.90x	11.25x	9.93x	*18.3%*	43.4	1.88x

Source Company information and Factset

Notes

1 Based on the 30-day volume-weighted average share price until April 28th, 2014 (adjusted by cash dividends, historical pricing and historical volume)

2 Intangible assets of HSBC, Lloyds Banking Group, Société Générale and Intesa Sanpaolo as of December 31st 2013

42

4. Valuation of Santander S.A.

4.12 Valuation based on comparable trading multiples

Trading multiples methodology, based on P/E, points to a range between €6.07 and €m €6.67 per share

Source Company information and Factset

Notes

1 Consensus estimates of earnings for Santander S.A. published by Factset as of June, 10th 2014

2 11,561m shares (as per Santander S.A. 2014 January – March Financial Report) and 39m treasury shares as per Comisión Nacional del Mercado de Valores as of June, 10th 2014

3 Tangible book corresponds to “Total equity” – “Minority Interests” – “Equity adjustments by valuation” – “Goodwill” (as per Santander S.A. 2014 January – March Financial Report) –“Other intangible assets” (as per Santander S.A. 2013 Auditor’s Report and Annual Consolidated accounts)

43

5. Exchange ratio between the Companies

5. Exchange ratio between the Companies

5.1 Exchange ratio between the Companies

45

Appendix A. Selected peers for Santander Brazil and Santander S.A.

Appendix A. Selected peers for Santander Brazil and
Santander S.A.
A.1 Selected peers for Santander Brazil

Peer | Key financials | Comments

Itaú

R$m	Dec-13
Total loans	411,702
Total assets	1,027,297
Total deposits	274,383
Equity	83,223
Net income	16,424
RoAE	20.9%
NIM (% of ATA)	5.4%
CIR	n.a.
LTD	150%
CT1 ratio	11.6%

- Itaú Unibanco is the second largest Brazilian bank in terms of total assets
- It resulted from the merger of Itaú and Unibanco in 2008
- It is present in more than 20 countries and proposes financial products for both individuals and companies
- Its main segments are (i) commercial banking and institutional client operations, (ii) investment banking, (iii) wholesale and (iv) private banking
- It has over 40 million clients with ~33 thousand points of service distributed throughout Brazil and abroad, being ~4 thousand branches, 875 service centers (PABs) and over ~28 thousand ATMs
- As of December 31st, 2013, the bank had R$1,027bn of total assets and R$412bn of customer loans

Bradesco

R$m	Dec-13
Customer loans	323,980
Total assets	838,302
Customer dep.	216,218
Equity	71,884
Net income	12,396
RoAE	17.3%
NIM (% of ATA)	7.1%
CIR	n.a.
LTD	150%
CT1 ratio	12.3%

- Bradesco is the third largest Brazilian bank in terms of total assets
- Bradesco's activities includes of banking and sale of financial products (loans, insurance, asset management, among others) for individuals as well as for small, mid-sized and major local and international corporations and institutions in Brazil and abroad
- It has over ~74 million clients with a distribution network composed of ~4.7 branches, over ~48 thousand ATMs spread in every Brazilian municipality
- As of December 31st, 2013, Bradesco had R$838bn of total assets and R$324bn of customer loans

Banco do Brasil

R$m	Dec-13
Customer loans	580,420
Total assets	1,162,168
Customer dep.	461,425
Equity	73,192
Net income	10,438
RoAE	15.2%
NIM (% of ATA)	4.4%
CIR	44.4%
LTD	126%
CT1 ratio	10.5%

- Banco do Brasil is the oldest Brazilian bank (it was founded in 1808) and the largest bank in terms of total assets
- It is controlled by the Federal Government
- The bank offers a wide range of financial services to individuals, institutions and government entities: banking, insurance, pension schemes, asset management and means of payments
- The bank has over ~19 thousand points of service, including ~5.5 thousand branches, which serve its ~61.4 million customers
- As of December 31st, 2013, the bank had R$1,162bn of total assets and R$580bn of customer loans

47

Appendix A. Selected peers for Santander Brazil and
Santander S.A.
A.2 Selected peers for Santander S.A.

Peer	Key financials	Comments
HSBC	€m: Dec-13 Customer loans: 788,514 Total assets: 1,949,795 Customer dep.: 1,082,304 Equity: 139,016 Net income: 12,992 RoAE: 7.0% NIM (% of ATA): 1.3% CIR: 67.4% LTD: 72.9% CT1 ratio: 13.6%	▪ Headquartered in London, HSBC is the largest bank by total assets and market capitalization in Europe ▪ International network covers around 80 countries with a total workforce of 270,000 employees ▪ Provides a wide range of financial services to around 55 million customers through: Retail Banking and Wealth Management, Commercial Banking, Global Banking and Markets, and Global Private Banking ▪ Major retail and corporate banking franchise in Europe and Asia ▪ Key retail markets include HK, UK, Australia, China, India, Indonesia, Malaysia, Singapore, Taiwan, Vietnam, France, Germany, Switzerland, Turkey, Egypt, Saudi Arabia, UAE, Canada, USA, Argentina, Mexico ▪ Listed on the London, Hong Kong, New York, Paris and Bermuda stock exchanges (market cap €139.8bn)
BNP PARIBAS	€m: Dec-13 Customer loans: 316,197 Total assets: 1,136,668 Customer dep.: 291,270 Equity: 62,131 Net income: 4,996 RoAE: 8.2% NIM (% of ATA): 0.4% CIR: 61.5% LTD: 108.6% CT1 ratio: 10.3%	▪ Headquartered in Paris, BNP is the leading provider of banking and financial services in the euro zone ▪ Present in 78 countries and has almost 190,000 employees, including over 145,000 in Europe ▪ Four domestic retail banking markets in Europe, namely in Belgium, France, Italy and Luxembourg ▪ Holds key positions in its three activities: – Retail Banking which includes 4 domestic markets (France, Italy, Belgium and Luxembourg), international markets and Personal Finance – Investment Solutions – Corporate and Investment Banking ▪ Listed on the Paris stock exchange (market cap €69.9bn)
LLOYDS BANKING GROUP	€m: Dec-13 Customer loans: 361,506 Total assets: 618,247 Customer dep.: 322,113 Equity: 28,711 Net income: (585) RoAE: *n.m.* NIM (% of ATA): 0.8% CIR: 42.8% LTD: 112.2% CT1 ratio: 14.0%	▪ Headquartered in London, Lloyds is one of the leading UK based financial services group ▪ Present in 30 countries operating with different brand names and with a total workforce of over 104,000 employees ▪ Provides a wide range of banking and financial services to its over 30 million client base, mainly focused on personal and commercial clients ▪ The Group's main business activities are retail, commercial and corporate banking, general insurance, and life, pensions and investment provision. ▪ Listed on the London and New York stock exchanges (market cap €64.1bn)

Source Company information and Bloomberg as of June 10th, 2014, market capitalization based on 30-day volume-weighted average share price until April, 28th 2014

48

Appendix A. Selected peers for Santander Brazil and
Santander S.A.
A.3 Selected peers for Santander S.A.

Peer	Key financials	Comments
BBVA	€m Dec-13 Customer loans 323,607 Total assets 582,575 Customer dep. 300,490 Equity 44,850 Net income 2,981 RoAE 6.7% NIM (% of ATA) 2.3% CIR 51.5% LTD 107.7% CT1 ratio 12.2%	▪ Headquartered in Madrid, BBVA is one of the leading Spanish financial service groups ▪ Present in over 30 countries worldwide through with different brand names and partnerships with top market players in China and Turkey. It as a total workforce of c.110,000 employees ▪ Provides a wide range of financial services to its over 53 million clients operating in four main business areas, namely retail banking, asset management, private banking and wholesale banking ▪ Additional to its strong position in the Spanish market, it is the top financial institution in Mexico and has leading franchises in South America and the Sunbelt region in the US ▪ Listed on the Madrid stock exchange (market cap €51.8bn)
Nordea	€m Dec-13 Customer loans 342,451 Total assets 630,434 Customer dep. 200,743 Equity 29,209 Net income 3,116 RoAE 10.9% NIM (% of ATA) 0.9% CIR 51.0% LTD 170.6% CT1 ratio 14.9%	▪ Headquartered in Stockholm, Nordea is the largest financial services group in the Nordic region with leading positions in corporate merchant banking, retail banking and private banking ▪ Leading market position in most Nordic markets in both retail and wholesale banking with a total workforce of 29,500 employees. It is also the largest provider of life and pensions products in the Nordic countries ▪ Total of 11 million household customers and 550,000 corporate customers ▪ Key retail markets: Nordic region (Denmark, Finland, Norway, Sweden), Baltics, Poland ▪ Leading largest distribution network in the Nordic and Baltic Sea region with c.900 branches ▪ Listed on the Stockholm stock exchange (market cap €40.9bn)
INTESA SANPAOLO	€m Dec-13 Customer loans 343,991 Total assets 626,283 Customer dep. 228,890 Equity 45,058 Net income (4,557) RoAE *n.m.* NIM (% of ATA) 1.5% CIR 95.3% LTD 150.3% CT1 ratio 11.3%	▪ Headquartered in Torino, Intesa is the result of the merger of SanPaolo IMI and Banca Intesa. It is currently the leading provider of financial products and services to both households and businesses in Italy ▪ Present in over 40 countries with over 100,000 employees to operate a network of approximately 5,000 branches in Italy with a 16% market share in customer loans and 17% in customer deposits ▪ The Group is also present in Central and Eastern Europe and in Middle Eastern and North Africa ▪ Among the top players in several countries with 8.4m customers and approximately 1,500 branches ▪ #1 in Italy, #1 in Serbia, #2 in Croatia and Slovakia, #3 in Albania, #5 in Bosnia, Egypt and Hungary, and #8 in Slovenia ▪ Mainly focused on banking intermediation, bancassurance, pension funds, asset management and factoring ▪ Listed on the Rome stock exchange (market cap €38.1bn)

Source Company information and Bloomberg as of June 10th, 2014, market capitalization based on 30-day volume-weighted average share price until April, 28th 2014

49

Appendix A. Selected peers for Santander Brazil and
Santander S.A.
A.4 Selected peers for Santander S.A.

<table>
<tr><th>Peer</th><th>Key financials</th><th>Comments</th></tr>
<tr><td>UniCredit Bank</td><td>
<table>
<tr><th>€m</th><th>Dec-13</th></tr>
<tr><td>Customer loans</td><td>231,171</td></tr>
<tr><td>Total assets</td><td>398,307</td></tr>
<tr><td>Customer dep.</td><td>270,751</td></tr>
<tr><td>Equity</td><td>46,078</td></tr>
<tr><td>Net income</td><td>(11,601)</td></tr>
<tr><td>RoAE</td><td>n.m.</td></tr>
<tr><td>NIM (% of ATA)</td><td>1.0%</td></tr>
<tr><td>CIR</td><td>50.7%</td></tr>
<tr><td>LTD</td><td>85.4%</td></tr>
<tr><td>CT1 ratio</td><td>27.4%</td></tr>
</table>
</td><td>

Headquartered in Rome, UniCredit is the result of the merger of nine of Italian largest banks and the subsequent combination with the German HVB Group and the Italian Capitalia Group
UniCredit is one of the largest banking groups in Europe, with a total workforce of c.150,000 employees
Operates in 22 European countries with strong positions in 4 core markets:

#2 in Italy with 13% market share, and 4,235branches
#1 in Austria with 15% market share1 and 280 branches
#3 in Germany (among private banks) with 3% market share1 and 860 branches
#1 in CEE countries (29% in Croatia, 17% in Bosnia, 16% in Bulgaria, 10% in Poland, 4, 9% in Turkey)

Listed on the Milan stock exchange (market cap €37.8bn)

</td></tr>
<tr><td>SOCIETE GENERALE</td><td>
<table>
<tr><th>€m</th><th>Dec-13</th></tr>
<tr><td>Customer loans</td><td>333,535</td></tr>
<tr><td>Total assets</td><td>1,235,262</td></tr>
<tr><td>Customer dep.</td><td>344,687</td></tr>
<tr><td>Equity</td><td>54,101</td></tr>
<tr><td>Net income</td><td>2,525</td></tr>
<tr><td>RoAE</td><td>4.7%</td></tr>
<tr><td>NIM (% of ATA)</td><td>0.8%</td></tr>
<tr><td>CIR</td><td>71.8%</td></tr>
<tr><td>LTD</td><td>96.8%</td></tr>
<tr><td>CT1 ratio</td><td>10.0%</td></tr>
</table>
</td><td>

Headquartered in Paris, Société Générale is one of the top three banking institutions in France and is ranked amongst the top 10 in Europe
Present in 76 countries with over 154,000 employees
It offers a wide range of financial services such as retail banking, corporate and investment banking, private banking, asset management and insurance to a total of 32 million clients worldwide
The Group's main business areas include retail banking and specialised financial services, corporate and investment banking and global investment management and services
Listed on the Paris stock exchange (market cap €34.7bn)

</td></tr>
<tr><td></td><td>
<table>
<tr><th>€m</th><th>Dec-13</th></tr>
<tr><td>Customer loans</td><td>301,111</td></tr>
<tr><td>Total assets</td><td>1,536,873</td></tr>
<tr><td>Customer dep.</td><td>484,620</td></tr>
<tr><td>Equity</td><td>47,889</td></tr>
<tr><td>Net income</td><td>2,881</td></tr>
<tr><td>RoAE</td><td>6.2%</td></tr>
<tr><td>NIM (% of ATA)</td><td>0.8%</td></tr>
<tr><td>CIR</td><td>70.4%</td></tr>
<tr><td>LTD</td><td>62.1%</td></tr>
<tr><td>CT1 ratio</td><td>10.0%</td></tr>
</table>
</td><td>

Headquartered in Paris, Crédit Agricole is a leading bank in France and one of the largest in Europe
It has presence in approximately 60 countries

#1 in bancassurance in France
#2 in asset management in Europe

Provides a full spectrum of retail banking businesses and related specialised businesses: insurance, asset management, leasing and factoring, consumer finance and corporate and investment banking to a total of 51 million clients
Listed on the Paris stock exchange (market cap €28.7bn)

</td></tr>
</table>

Source Company information and Bloomberg as of June 10th, 2014, market capitalization based on 30-day volume-weighted average share price until April, 28th 2014

50

Appendix B. Overview of the main players in the Brazilian banking industry

Appendix B. Overview of the main players in the
Brazilian banking industry

B.1 Large and diversified commercial banks

Publicly traded banks in Brazil

Source Companies, Bloomberg (as of 4Q13 – according to IFRS)

Notes

1 Based on size and business mix

2 Based on the 30-day average share price until April 28th, 2014

3 IFRS, as of 4Q13

52

Appendix B. Overview of the main players in the
Brazilian banking industry

B.2 Large but less diversified banks

Publicly traded banks in Brazil

Source Companies, Bloomberg (as of 4Q13 – according to BR GAAP, in absence of publication in IFRS)

Notes

1 Based on size and business mix

2 Based on the 30-day average share price until April 28th, 2014

3 IFRS, as of 4Q13

53

Appendix B. Overview of the main players in the
Brazilian banking industry
B.3 Mid-sized commercial banks
Publicly traded banks in Brazil

Notes

1 Based on size and business mix

2 Based on the 30-day average share price until April 28th, 2014

3 IFRS, as of 4Q13

54

Appendix B. Overview of the main players in the
Brazilian banking industry
B.4 Small commercial banks
Publicly traded banks in Brazil

Source Companies, Bloomberg (as of 4Q13 – according to IFRS)

Notes

1 Based on size and business mix

2 Based on the 30-day average share price until April 28th, 2014

3 IFRS, as of 4Q13

55

Appendix C. Selected analyst estimates for Santander Brazil and peers

Appendix C. Selected analyst estimates for Santander
Brazil and peers

C.1 Selected analyst estimates for Santander Brazil and peers

Source Consensus estimates of earnings published by Thomson as of June 10th, 2014

57

 Appendix C. Selected analyst estimates for Santander
Brazil and peers

C.2 Selected analyst estimates for Santander Brazil and peers

Source Consensus estimates of earnings published by Thomson as of June 10th, 2014

58

Appendix D. Selected analyst estimates for Santander S.A. and peers

Appendix D. Selected analyst estimates for Santander
S.A. and peers

D.1 Selected analyst estimates for Santander S.A. and peers

Selected analyst estimates for Santander S.A.

Broker	Date	Net income (€m) 2014	2015	2016
Ahorro	30 May '14	6,860	8,798	-
Banco Sabadell	11 Apr '14	4,985	6,748	8,016
Bankhaus Lampe	13 May '14	5,407	6,792	7,544
Bayerische Landesbank	24 Oct '13	6,072	-	-
BBVA	25 Mar '14	5,318	7,334	8,894
BEKA Finance	06 Jun '14	6,011	7,486	-
Berenberg	30 Jan '14	7,198	7,025	7,626
BPI	13 May '14	4,968	6,755	7,894
Deutsche Bank Research	29 May '14	5,562	6,667	7,681
Erste Group	02 Jun '14	5,713	7,225	-
Interdin Securities	15 Jul '13	6,152	7,466	-
Inverseguros	12 Sep '12	8,012	-	-
Keefe Bruyette & Woods	17 Apr '14	5,688	7,344	8,435
Kepler Cheuvreux	22 Apr '14	5,216	7,173	8,467
La Caixa	22 Apr '14	6,103	7,642	-
Landesbank Baden-Württem	05 Feb '14	5,825	7,109	-
Mainfirst Bank AG	03 Jun '14	5,521	6,852	8,456
Natixis	29 Apr '14	6,130	8,119	9,357
Nomura Research	02 Jun '14	4,924	6,428	7,686
Nord LB	04 Jun '14	6,700	7,500	-
Oddo Securities	30 May '14	5,977	8,012	-
RBC Capital Markets	24 Oct '13	5,864	7,210	-
Societe Generale	29 May '14	4,938	7,280	8,274
Undisclosed	06 Jun '14	5,501	7,001	8,714
Undisclosed	22 Apr '14	4,488	6,430	7,813
Undisclosed	30 Jan '14	5,622	6,351	8,017
Undisclosed	26 May '14	6,775	8,783	10,183
Undisclosed	08 May '14	5,277	6,168	7,098
Undisclosed	30 Apr '14	5,961	7,701	8,946
Undisclosed	29 Apr '14	6,413	7,479	8,192
Undisclosed	29 Apr '14	6,123	7,441	8,620
Undisclosed	29 Apr '14	5,855	6,788	7,504
Average		**5,849**	**7,237**	**8,258**
Median		**5,840**	**7,218**	**8,192**

Selected analyst estimates for Lloyds Banking Group

Broker	Date	Net income (£m) 2014	2015	2016
Berenberg	02 May '14	2,938	4,308	4,347
Bernstein Research	20 Feb '14	6,162	5,592	5,835
Canaccord Genuity	19 Dec '13	4,331	5,222	-
Cenkos Securities	30 Sep '13	1,374	1,869	-
Deutsche Bank Research	01 May '14	3,519	5,459	6,156
Investec Securities	01 May '14	3,357	4,943	5,704
Jefferies	17 Jan '14	4,459	5,352	5,674
Keefe Bruyette & Woods	01 May '14	3,090	3,888	5,475
Liberum	12 Nov '13	3,215	3,950	-
Nomura Research	02 May '14	3,009	4,863	5,898
Numis Securities	06 Mar '14	2,302	4,193	4,523
RBC Capital Markets	01 May '14	3,119	6,055	6,818
Santander GBM	27 May '14	3,291	5,404	6,458
Seymour Pierce	26 Apr '10	4,989	-	-
Shore Capital Stockbrokers	19 Feb '14	5,092	5,931	-
Societe Generale	01 May '14	2,744	5,782	6,527
Undisclosed	15 Jul '10	7,039	-	-
Undisclosed	06 Feb '14	3,992	5,122	-
Undisclosed	22 May '14	2,556	5,374	6,076
Undisclosed	15 May '14	3,344	5,143	5,869
Undisclosed	01 May '14	3,106	4,524	5,311
Undisclosed	01 May '14	3,339	5,001	6,112
Undisclosed	20 May '14	5,483	5,628	5,798
Undisclosed	13 May '14	5,192	5,986	6,327
Undisclosed	02 May '14	5,381	6,076	7,039
Average		**3,857**	**5,029**	**5,886**
Median		**3,344**	**5,222**	**5,884**

Source: Consensus estimates of earnings published by Factset as of June, 10th 2014

60

Appendix D. Selected analyst estimates for Santander
S.A. and peers

D.2 Selected analyst estimates for Santander S.A. and peers

Selected analyst estimates for HSBC

Broker	Date	Net income (£m) 2014	2015	2016
Bankhaus Lampe	14 May '14	9,472	9,992	10,426
Bayerische Landesbank	11 Nov '13	11,905	-	-
Berenberg	12 Mar '14	11,203	12,034	14,796
Bernstein Research	06 Jun '14	11,674	13,795	16,821
BNP Paribas Securities	07 May '14	11,278	13,932	-
Bocom International	07 May '14	10,451	11,694	12,478
Cenkos Securities	30 Sep '13	11,255	13,672	-
DBS Vickers Securities	07 May '14	9,683	10,432	-
Deutsche Bank Research	22 May '14	10,609	11,927	13,575
Guotai Junan Securities	17 May '13	11,728	13,309	-
Investec Securities	07 May '14	8,887	10,451	11,405
Keefe Bruyette & Woods	07 May '14	10,219	10,691	12,659
Landesbank Baden-Württeml	07 May '14	10,612	11,556	-
Liberum	10 Apr '13	13,568	15,272	-
Maybank / Kim Eng	07 May '14	10,358	11,577	12,304
Mirae Asset Securities	30 Jul '12	13,634	-	-
Mizuho Securities Asia	22 Apr '14	10,347	11,928	13,440
Nomura Research	07 May '14	9,463	10,492	12,474
Numis Securities	01 May '13	13,320	15,322	17,593
Phillip Securities	08 Aug '13	14,207	15,632	-
RBC Capital Markets	03 Apr '14	10,688	11,808	-
Santander GBM	19 Sep '13	11,829	13,074	-
Shore Capital Stockbrokers	19 Mar '14	10,065	10,989	-
Standard Chartered	07 May '14	9,961	10,650	11,790
Undisclosed	27 Feb '12	14,557	-	-
Undisclosed	06 Feb '14	11,905	13,645	-
Undisclosed	07 Apr '14	9,206	10,112	11,331
Undisclosed	14 May '14	10,045	10,934	11,793
Undisclosed	09 May '14	8,150	9,078	9,862
Undisclosed	08 May '14	9,424	9,941	11,124
Undisclosed	27 Mar '14	10,668	12,562	14,277
Undisclosed	07 May '14	11,463	12,671	-
Average		**10,964**	**11,953**	**12,791**
Median		**10,612**	**11,694**	**12,389**

Selected analyst estimates for BNP

Broker	Date	Net income (€m) 2014	2015	2016
Banco Sabadell	25 Mar '14	5,913	6,938	7,368
Bankhaus Lampe	16 Apr '14	5,902	7,489	9,365
Bayerische Landesbank	01 Nov '13	6,641	-	-
Berenberg	05 Nov '13	4,960	5,306	5,354
CM CIC Securities	03 Jun '14	5,771	6,714	-
Deutsche Bank Research	29 May '14	5,550	6,732	7,897
Erste Group	30 May '14	5,924	7,369	-
Jefferies	06 Mar '14	6,330	7,450	8,780
Keefe Bruyette & Woods	20 May '14	2,040	6,569	7,840
Kepler Cheuvreux	13 May '14	6,451	7,824	8,861
Landesbank Baden-Württeml	03 Mar '14	6,382	7,356	-
Mainfirst Bank AG	30 Apr '14	5,769	7,730	8,484
Natixis	01 May '14	4,814	6,622	7,935
Nomura Research	30 Apr '14	5,159	6,890	8,094
Nord LB	04 Jun '14	5,700	7,200	-
Oddo Securities	21 May '14	2,438	7,111	8,576
RBC Capital Markets	30 Apr '14	5,737	6,663	7,690
Santander GBM	11 Apr '14	6,001	7,133	8,427
Societe Generale	13 May '14	6,574	7,761	9,121
Undisclosed	15 May '14	5,781	6,833	7,670
Undisclosed	25 Jan '13	7,295	7,981	-
Undisclosed	02 Jun '14	6,073	6,907	8,308
Undisclosed	30 May '14	234	6,207	7,574
Undisclosed	28 May '14	4,974	6,691	8,091
Undisclosed	19 May '14	5,380	6,494	7,687
Undisclosed	30 Apr '14	6,680	7,399	8,590
Average		**5,403**	**7,015**	**8,086**
Median		**5,776**	**6,938**	**8,093**

Source: Consensus estimates of earnings published by Factset as of June, 10th 2014

61

Appendix D. Selected analyst estimates for Santander
S.A. and peers

D.3 Selected analyst estimates for Santander S.A. and peers

Selected analyst estimates for BBVA

Broker	Date	Net income (€m) 2014	2015	2016
Ahorro	30 May '14	4,222	5,595	-
Banco Sabadell	06 May '14	3,675	5,162	5,852
Banesto Bolsa	26 Nov '12	4,910	-	-
Bankhaus Lampe	12 May '14	2,409	2,990	3,463
Bayerische Landesbank	25 Oct '13	4,191	-	-
BEKA Finance	06 Jun '14	3,781	5,118	-
Berenberg	11 Feb '14	3,622	4,600	5,423
BPI	13 May '14	2,582	4,030	5,187
Deutsche Bank Research	30 Apr '14	2,749	3,535	4,563
Interdin Securities	13 Jun '13	4,611	5,643	-
Keefe Bruyette & Woods	17 Apr '14	3,356	4,934	6,137
Kepler Cheuvreux	22 Apr '14	3,020	4,203	5,520
La Caixa	22 Apr '14	2,933	4,683	-
Landesbank Baden-Württeml	06 Feb '14	3,522	4,361	-
Mainfirst Bank AG	03 Jun '14	2,864	4,462	5,395
Natixis	01 May '14	3,095	4,227	5,191
Nomura Research	02 Jun '14	2,582	3,945	5,044
Nord LB	04 Jun '14	3,600	4,600	-
Oddo Securities	30 Apr '14	2,228	2,657	4,167
RBC Capital Markets	25 Oct '13	4,034	4,868	-
Santander GBM	04 Apr '14	3,580	5,436	6,515
Societe Generale	18 Mar '14	2,989	4,022	4,449
Undisclosed	26 May '14	3,713	5,081	6,466
Undisclosed	09 Jan '14	4,470	6,081	-
Undisclosed	23 Jan '14	3,518	4,356	5,578
Undisclosed	16 May '14	2,936	4,468	5,725
Undisclosed	08 May '14	2,699	3,800	4,507
Undisclosed	30 Apr '14	3,000	4,233	5,400
Undisclosed	30 Apr '14	2,905	4,816	5,059
Undisclosed	22 Apr '14	2,480	3,371	4,219
Undisclosed	11 Apr '14	3,099	4,808	5,545
Average		**3,335**	**4,486**	**5,210**
Median		**3,099**	**4,468**	**5,395**

Selected analyst estimates for Unicredit

Broker	Date	Net income (€m) 2014	2015	2016
Banca Akros	23 May '14	2,263	2,982	-
Banca IMI	14 May '14	1,998	2,758	3,078
Banco Sabadell	11 Mar '14	1,941	2,902	3,254
Bayerische Landesbank	13 Nov '13	1,713	-	-
Berenberg	12 May '14	1,640	3,338	2,579
Deutsche Bank Research	12 May '14	1,538	2,381	3,247
Equita Sim	28 May '14	1,501	2,829	2,968
Erste Group	30 May '14	2,026	3,037	-
ICBPI	12 May '14	2,030	2,976	3,477
Intermonte Securities	21 May '14	1,965	2,794	3,444
Keefe Bruyette & Woods	15 May '14	1,375	2,722	3,509
Kepler Cheuvreux	12 May '14	1,834	2,904	3,351
Landesbank Baden-Württeml	12 May '14	2,113	2,431	-
Mainfirst Bank AG	12 May '14	2,036	2,587	3,255
Natixis	12 May '14	2,324	3,167	3,817
Nomura Research	02 Jun '14	1,760	2,693	3,729
Nord LB	04 Jun '14	1,800	2,900	-
Oddo Securities	12 May '14	2,031	3,231	-
RBC Capital Markets	12 May '14	2,094	3,092	3,500
Santander GBM	01 Apr '14	1,866	2,877	3,552
Societe Generale	12 May '14	1,618	2,632	2,921
Undisclosed	27 May '14	2,106	3,324	3,773
Undisclosed	20 Jan '14	1,729	2,733	-
Undisclosed	19 May '14	1,932	3,252	3,931
Undisclosed	13 May '14	2,173	3,682	5,096
Undisclosed	12 May '14	1,800	3,410	4,080
Undisclosed	29 Apr '14	1,991	3,040	3,280
Undisclosed	25 Feb '14	1,350	2,190	3,015
Average		**1,877**	**2,921**	**3,469**
Median		**1,937**	**2,902**	**3,444**

Source: Consensus estimates of earnings published by Factset as of June, 10th 2014

62

Appendix D. Selected analyst estimates for Santander
S.A. and peers

D.4 Selected analyst estimates for Santander S.A. and peers

Source: Consensus estimates of earnings published by Factset as of June, 10th 2014

63

Appendix D. Selected analyst estimates for Santander
S.A. and peers

D.5 Selected analyst estimates for Santander S.A. and peers

Source: Consensus estimates of earnings published by Factset as of June, 10th 2014

Appendix E. Disclaimer

Appendix E. Disclaimer
Disclaimer

1. N M Rothschild & Sons (Brazil) Ltda. ("Rothschild") was engaged by Banco Santander (Brasil) S.A. ("Santander Brazil" or "Company") to prepare a valuation report ("Valuation Report") on the units of Santander Brazil and on the shares of Banco Santander S.A. (“Santander S.A.”, and together with Santander Brazil, “Companies”) in the context of the Material Fact published on April 29, 2014, whereby Santander Brazil informed the Market, and thus Rothschild, that Banco Santander S.A. (“Banco Santander” or “Santander S.A.”, and together with Santander Brazil, “Companies”) intends to launch a voluntary offer in Brazil and in the United States of America (“USA”) to acquire up to the totality of the shares of Santander Brazil which are not held by Santander S.A. with the objective to take the company out of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros’ ("BM&FBOVESPA“) Nível 2 corporate governance listing segment, in exchange for shares of Santander S.A. (“Transaction” or “Public Offering Project of Santander S.A.”), in accordance with Securities and Exchange Commission (CVM) Ruling No. 361 as of March 5, 2002, as amended by CVM Rulings No. 436, of July 5, 2006, No. 480, of December 7, 2009, No. 487, of November 25, 2010 and No. 492, of February 23, 2011 (“CVM Ruling No. 361”), and with the Regulation of the BM&FBOVESPA Nível 2. After the OPA, the intention of Santander S.A.’s is to keep the shares of Santander Brazil listed on BM&FBOVESPA. However, they would migrate from the Nível 2 corporate governance listing segment to the traditional segment of BM&FBovespa.

2. This Valuation Report has been prepared exclusively for use in connection with the Public Offering Project of Santander S.A. pursuant to Law No. 6.404/76 (“Corporations Law”) and CVM Instruction 361 and complies with the requirements and provisions thereunder, particularly those set out in Exhibit III, and may not be used for any other purpose, including, without limitation, for the purposes of articles 8 (introductory paragraph), 45, 227 paragraph 2, 228 paragraph 2, 229 paragraph 5, 252 paragraph 1 and 264 of the Corporations Law, and CVM Instruction No. 319 of December 3, 1999, as amended. This Valuation Report may not be used for any purpose other than in the context described above without the prior written authorization of Rothschild. This Valuation Report, including its analyses and conclusions, (i) does not constitute a recommendation to any board member or shareholder of Santander Brazil or Santander S.A., or any of their controlling, controlled, or related companies ("Affiliates") on how to vote or act on any matter relating to the Transaction; (ii) should not be interpreted as a recommendation concerning the exchange parity and (iii) cannot be used to justify the voting rights of any person on any matter.

3. To come to the conclusions presented in this Valuation Report, we took into account public information, such as financial studies, analyses, research, and financial, economic and market criteria, that we considered relevant (collectively, the "Information").

4. Within the scope of our review we do not assume any responsibility or liability for independent investigation of any of the Information and we relied on the completeness and accuracy of the Information in all material respects. Furthermore, we were not asked to perform, and we did not perform, (i) independent verification of the Information or of the documentation that supports the Information; (ii) a technical audit of the Companies’ operations; (iii) independent verification or valuation of any of Santander Brazil’s and/or Santander S.A.’s assets or liabilities (including any property, assets or unrecorded contingency, liability or financing); (iv) assessment of the Companies’ solvency under bankruptcy, insolvency, or similar legislation; or (v) any physical inspection of the Companies’ properties, facilities or assets. We are not an accounting firm and we do not provide accounting or auditing services in connection with this Valuation Report or with the Transaction. We are not a law firm and we do not provide legal, regulatory or tax services regarding this Valuation Report or the Transaction. The preparation of this Valuation Report by Rothschild does not include any service or opinion related to such services.

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Appendix E. Disclaimer
Disclaimer

5. Rothschild, its officers, employees, consultants, agents, and representatives do not provide, and will not provide, any representation, direct or implied, or any warranty concerning the accuracy or completeness of the Information (including financial and operating projections from equity research analysts, and assumptions and estimates on which such projections were based) used in the preparation of this Valuation Report.

6. No accounting, financial, legal, tax, or any other kind of due diligence process was performed with respect to Santander Brazil or Santander S.A. or any third party.

7. No representation or warranty, direct or implied, is made by Rothschild regarding the truthfulness, accuracy, or sufficiency of the information contained herein, or the Information which this Valuation Report was based on. Nothing contained in this Valuation Report may be interpreted or construed as a representation by Rothschild as to the past or the future.

8. The operating and financial projections included or used in this Valuation Report were based on public information published by equity research analysts and available in public databases, and we assume that such projections reflect the best estimates currently available regarding the future financial performance of the Companies, which was valued on a stand-alone basis, and, therefore do not include operating, tax, or other benefits or losses, including but not limited to any goodwill, or any synergies, incremental value, or costs, if any, that the Companies may have after the conclusion of the Public Offering Project of Santander S.A., if launched, or of any other transaction. This Valuation Report also does not take into account any operational and financial gains or losses that may occur after the Transaction as a result of commercial changes in existing business transactions between Santander S.A. and Santander Brazil.

9. We assumed that the operational and financial projections published by equity research analysts and available in public databases (i) were prepared in a reasonable manner on bases that reflect the best estimates currently available regarding the Companies’ future financial performance and regarding future demand and market growth; and (ii) from the delivery date of the Information until the present date, neither the Companies nor their management are aware of any information that could materially impact the business, financial condition, assets, liabilities, business prospects, business transactions or the number of shares issued by the Companies, and neither of them are aware of any other significant event that could make the market information incorrect or inaccurate in any material aspect, or have a material effect on this Valuation Report.

10. This Valuation Report is not and should not be used as (i) an opinion on the fairness of the Transaction; (ii) a recommendation concerning any aspect of the Transaction; (iii) a valuation report issued for any purpose other than those set forth in CVM Instruction 361, and should the Transaction be registered with the U.S. Securities and Exchange Commission ("SEC") or disclosed in the United States of America by reason of rules issued by SEC, and the purposes set forth under applicable law and regulations of the United States of America; or (iv) an opinion on the fairness of the Transaction, or a determination of fair price under the Public Offering Project of Santander S.A.. This Valuation Report has not been compiled or prepared in order to comply with any legal or regulatory provision in Brazil or abroad, except for those applicable to the Transaction.

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Appendix E. Disclaimer
Disclaimer

11. The preparation of a financial analysis is a complex process which involves subjective judgments and various determinations as to the most appropriate and relevant analysis methods, and the application of such methods to the specific circumstances. Accordingly, this Valuation Report is not subject to a partial analysis. In order to come to the conclusions presented in this Valuation Report, we did not give specific weight to given factors considered in this Valuation Report, but instead applied qualitative reasoning to the analyses and factors, considered within the specific circumstances of the Companies. We came to a final conclusion based on the results of the entire analysis, considered as a whole, and we did not come to conclusions based on, or related to, any individual factors or methods in our analysis. Accordingly, our analysis must be considered as a whole and the selection of parts of our analysis, or specific factors, without considering the whole of our analysis and conclusions, may result in an incomplete and incorrect understanding of the processes used in our analysis and conclusions. The estimates contained in the analysis under the Valuation Report, and the valuation resulting from any specific analysis are not necessarily indicative of the real values, results or future values, which may be significantly more or less favorable than those suggested by this analysis. We do not express any opinion with respect to the prices at which the units or shares related to the Transaction could be traded on the securities market at anytime.

12. This Valuation Report is intended only to indicate a range of values for the units and shares in connection with the Transaction, as of the base date used under each method, pursuant to CVM Instruction 361, and does not assess any other aspect or implication of the Transaction or of any agreement, contract or understanding made in relation to the Transaction. This Valuation Report does not deal with the merits of the Transaction in comparison to other business strategies that may be available to the Companies or its shareholders, and does not deal with any business decision they take to make or accept the Transaction. The shareholders of the Companies should seek the advice of their financial advisors to obtain opinions on the making and acceptance of the Transaction. The results presented in this Valuation Report refer exclusively to the Transaction and do not apply to any other matter or transaction, now or in the future, related to the Companies, the economic groups to which it belongs, or to the sector in which it operates.

13. This Valuation Report is based on public information available to us up to the present date, and the points expressed are subject to change in function of a number of factors, such as market, economic, and other conditions, as well as the Companies’ business and perspectives. Rothschild has assumed that all authorizations and approvals required for consummation of the transaction described in this Valuation Report will be obtained and that no change, material limitation, restriction, or condition will be imposed for the obtaining of such authorizations or approvals. Rothschild does not assume any responsibility or liability to update, rectify or cancel this Valuation Report, in whole or in part, after the present date, or to indicate any events or matters related to third parties that Rothschild may become aware of and that change the contents of this Valuation Report after the present date, subject to the provisions of article 8 paragraph II of CVM Instruction 361.

14. Santander S.A. agreed to reimburse us for all our expenses and Santander Brazil agreed to indemnify us, and certain individuals related to us, in connection with certain liabilities and expenses that may arise because of our engagement, unless when arising from negligence or wilful misconduct. We will receive a fee for the preparation of this Valuation Report (to be paid by Santander S.A.), regardless the closing of the Public Offering Project of Santander S.A. and our conclusions under this Valuation Report. The fee that we will receive is detailed in the item “Information about the Appraiser” on page 14 of this Valuation Report and will be paid by Santander S.A., in accordance with local regulation.

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Appendix E. Disclaimer
Disclaimer

15. We have rendered from time to time in the past financial advisory and other services to Santander S.A. and to the Company or its Affiliates, for which we were paid, and we may in future render such services to Santander S.A. and to the Company or its Affiliates, for which we would expect to be paid.

16. This Valuation Report is the intellectual property of Rothschild and may not be published, reproduced, copied, summarized, quoted, disclosed or distributed, in whole or in part, or used by third parties, without the prior written authorization of Rothschild, except as required by Law nº 6,404/76 and by the rules issued by the CVM and, should the Public Offering Project of Santander S.A. be registered with the Securities and Exchange Commission or disclosed in the United States of America, by the applicable law and regulations of the United States of America. If the disclosure of this Valuation Report becomes necessary under applicable law, it may only be disclosed if its contents are reproduced in their entirety, and any description or reference to Rothschild must be made in a manner reasonably acceptable to Rothschild.

17. Rothschild declares that the Companies and their managements, in the course of our work, did not direct, limit, hinder or perform any acts that could have compromised the access, use or knowledge of information, assets, documents, or work methodologies relevant to the quality of the conclusions presented here, and did not restrict Rothschild’s capacity to determine the conclusions presented in this Valuation Report. When preparing the Report, Rothschild held conference calls and a meeting with members of the Company’s management, to discuss details on certain information regarding Santander Brazil. On June 12, 2014, Rothschild presented to the independent members of the Board of Santander Brazil, to the Chairman of the Board of Santander Brazil and to executive officers of Santander Brazil, the Report, which was published on June 13, 2014. 18. The financial calculations included in this Valuation Report may not always result in a precise number due to rounding.

19. This Valuation Report was written exclusively in Portuguese and, in the event it is translated to another language, the Portuguese version shall prevail for all purposes and effects.

20. The base date for this Valuation Report is June 10th, 2014.

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